BURBERRY


06015588

By courier to the Mail Room

FILE NO. 82-34691


SEC MAIL PROCESSING
RECEIVED
JUL 28 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

25 July 2006

Dear Sir/Madam

SUPPL

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 April 2006 – 30 June 2006.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Enclosures:

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	225,000	75,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	06.06.06	08.06.06	09.06.06
Maximum prices paid § for each share	£4.377778	£4.40	£4.372523
Minimum prices paid § for each share	£4.377778	£4.40	£4.372523

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,506,417.29
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 17,535.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 8.6.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)

General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	01/06/06	02/06/06	05/06/06
Maximum prices paid § for each share	£4.486425	£4.3875	£4.381
Minimum prices paid § for each share	£4.486425	£4.3875	£4.381

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,637,406.70
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 33,190.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 6.6.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)

General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 03458224

* insert full name of company

Name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	180,000	700,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	16/06/06	19/06/06	20/06/06
Maximum prices paid § for each share	£4.09479167	£4.05373214	£4.18525
Minimum prices paid § for each share	£4.09476167	£4.05373214	£4.18525

§ A public company need not give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,675,803.95
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 28,380.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 19.6.06

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note



relates were delivered to the company



Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	12/06/06	13/06/06	14/06/06
Maximum prices paid § for each share	£4.299475	£4.1655	£4.26425
Minimum prices paid § for each share	£4.299475	£4.1655	£4.26425

§ A private company is n...

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,374,162.43
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 31,875.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
BURBERRY LIMITED
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	110,000	90,000	72,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	29/03/2006	30/03/2006	31/03/2006
Maximum prices paid § for each share	463.63p	462.293p	458.50p
Minimum prices paid § for each share	463.63p	462.293p	458.50p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,258,063.97
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 6,295.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed 

Designation ‡ COMPANY SECRETARY

Date 5.4.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)

General Section

Post room

G

Return by a company purchasing its own shares



169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	200,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	24/03/2006	27/03/2006	28/03/2006
Maximum prices paid § for each share	464.275p	463.925p	465.89p
Minimum prices paid § for each share	465.275p	463.925p	465.89p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,025,659.70
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 15,130.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 5.4.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section
Post room

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	04	2006	13	04	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,500		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted: ORDINARY	Number allotted: 12,500
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		



Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18.5.06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL
Tel
DX number DX exchange


co.form

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2006	10	05	2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	150,000		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7875		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted: ORDINARY	Number allotted: 150,000
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed  Date 12.5.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEGAL DEPARTMENT, BURBERRY GROUP PLC,
58/59 HAYMARKET, LONDON, SW1Y 4BL
Tel
DX number DX exchange


coform



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03458224

Company Name in full BURBERRY GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	3 1	0 3	2 0 0 6	†Date of Birth	2 7	1 0	1 9 5 6

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MS *Honours etc:

Forename(s): STEPHANIE

Surname: GEORGE

Previous Forename(s): Previous Surname(s): GUBITOSI

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 23 WOODMONT ROAD

Post town: UPPER MONTCLAIR Postcode: 07043

County / Region: NEW JERSEY Country: U.S.A.

†Nationality: AMERICAN †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): NONE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 4/6/06.

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 20.6.06

(** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Burberry Limited, Legal Department, 58-59 Haymarket,
London, SW1Y 4BL
Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number | 03458224

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	110,000	90,000	72,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	29/03/2006	30/03/2006	31/03/2006
Maximum prices paid § for each share	463.63p	462.293p	458.50p
Minimum prices paid § for each share	463.63p	462.293p	458.50p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,258,063.97
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 6,295.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed 

Designation ‡ COMPANY SECRETARY

Date 5.4.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section | Post room

G 169

CHWP000

Return by a company purchasing its own shares

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	200,000	250,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	24/03/2006	27/03/2006	28/03/2006
Maximum prices paid § for each share	464.275p	463.925p	465.89p
Minimum prices paid § for each share	465.275p	463.925p	465.89p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,025,659.70
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 15,130.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ COMPANY SECRETARY Date 5.4.06

Presenter's name address and reference (if any) :

Legal Department
Burberry Limited
58-59 Haymarket
London SW1Y 4BL

For official Use (02/06)
General Section | Post room

Regulatory Announcement

Go to market news section



Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Information Update
Released	17:52 26-Jun-06
Number	1909F

Annual Information Update for the 12 month period ended 23 June 2006 ("the Relevant Period")

In accordance with Prospectus Rule 5.2.1R, Burberry Group plc publishes its Annual Information Update in respect of the Relevant Period. Whilst the information published or made available below was up-to-date on the date of publication or filing, the information may be out-of-date as at the date of this announcement.

1. The London Stock Exchange

The following regulatory announcements were released RNS (a Regulatory Information Service) during the Relevant period on the dates listed below.

16/06/2006	Transaction in Own Shares
15/06/2006	Transaction in Own Shares
15/06/2006	Holding(s) in Company
14/06/2006	Doc re. Annual Report and AGM
14/06/2006	Transaction in Own Shares
09/06/2006	Transaction in Own Shares
08/06/2006	Transaction in Own Shares
07/06/2006	Transaction in Own Shares
06/06/2006	Transaction in Own Shares
05/06/2006	Transaction in Own Shares
01/06/2006	Transaction in Own Shares
31/05/2006	Transaction in Own Shares
30/05/2006	Transaction in Own Shares
26/05/2006	Transaction in Own Shares
25/05/2006	Further re Record Date
25/05/2006	Final Results - Part 2 of 2 - Part 3
25/05/2006	Final Results - Part 1 of 2 - Part 4
25/05/2006	Final Results - Part 2 of 2 - Part 1
25/05/2006	Final Results - Part 1 of 2 - Part 3
25/05/2006	Final Results - Part 2 of 2 - Part 2
25/05/2006	Final Results - Part 1 of 2 - Part 1
25/05/2006	Final Results - Part 1 of 2 - Part 2
19/05/2006	Holding(s) in Company
10/05/2006	Holding(s) in Company
12/04/2006	Trading Statement
03/04/2006	Directorate Change
28/03/2006	Transaction in Own Shares
27/03/2006	Transaction in Own Shares
24/03/2006	Transaction in Own Shares
23/03/2006	Transaction in Own Shares
22/03/2006	Transaction in Own Shares
21/03/2006	Transaction in Own Shares
20/03/2006	Transaction in Own Shares
17/03/2006	Transaction in Own Shares
16/03/2006	Transaction in Own Shares
15/03/2006	Transaction in Own Shares
14/03/2006	Transaction in Own Shares
13/03/2006	Transaction in Own Shares
10/03/2006	Transaction in Own Shares
09/03/2006	Transaction in Own Shares
08/03/2006	Transaction in Own Shares
07/03/2006	Transaction in Own Shares
06/03/2006	Transaction in Own Shares
03/03/2006	Transaction in Own Shares
02/03/2006	Transaction in Own Shares
01/03/2006	Transaction in Own Shares
28/02/2006	Transaction in Own Shares
27/02/2006	Transaction in Own Shares
24/02/2006	Transaction in Own Shares
23/02/2006	Transaction in Own Shares

22/02/2006	Transaction in Own Shares
21/02/2006	Transaction in Own Shares
20/02/2006	Transaction in Own Shares
17/02/2006	Transaction in Own Shares
16/02/2006	Transaction in Own Shares
15/02/2006	Transaction in Own Shares
14/02/2006	Transaction in Own Shares
14/02/2006	Holding(s) in Company
09/02/2006	Transaction in Own Shares
08/02/2006	Transaction in Own Shares
07/02/2006	Transaction in Own Shares
06/02/2006	Transaction in Own Shares
06/02/2006	Holding(s) in Company
03/02/2006	Transaction in Own Shares
02/02/2006	Transaction in Own Shares
01/02/2006	Director/PDMR Shareholding
01/02/2006	Transaction in Own Shares
31/01/2006	Transaction in Own Shares
30/01/2006	Transaction in Own Shares
27/01/2006	Transaction in Own Shares
26/01/2006	Transaction in Own Shares
25/01/2006	Transaction in Own Shares
24/01/2006	Transaction in Own Shares
23/01/2006	Transaction in Own Shares
20/01/2006	Transaction in Own Shares
20/01/2006	Holding(s) in Company
19/01/2006	Transaction in Own Shares
19/01/2006	Blocklisting Interim Review
18/01/2006	Transaction in Own Shares
17/01/2006	Transaction in Own Shares
16/01/2006	Transaction in Own Shares
16/01/2006	Holding(s) in Company
13/01/2006	Transaction in Own Shares
13/01/2006	Directorate Change
13/01/2006	Director/PDMR Shareholding
12/01/2006	Director/PDMR Shareholding
11/01/2006	Trading Statement
03/01/2006	Doc re. share certs etc
21/12/2005	Transaction in Own Shares
21/12/2005	Director/PDMR Shareholding
20/12/2005	Transaction in Own Shares
20/12/2005	Holding(s) in Company
19/12/2005	Transaction in Own Shares
19/12/2005	Director/PDMR Shareholding
19/12/2005	Holding(s) in Company
19/12/2005	Holding(s) in Company
16/12/2005	Transaction in Own Shares
16/12/2005	Director/PDMR Shareholding
15/12/2005	Transaction in Own Shares
15/12/2005	Holding(s) in Company
14/12/2005	Transaction in Own Shares
13/12/2005	Holding(s) in Company
13/12/2005	Transaction in Own Shares
12/12/2005	EGM Statement
09/12/2005	Transaction in Own Shares
07/12/2005	Transaction in Own Shares
06/12/2005	Transaction in Own Shares
05/12/2005	Transaction in Own Shares
02/12/2005	Transaction in Own Shares
01/12/2005	Transaction in Own Shares
30/11/2005	Transaction in Own Shares
24/11/2005	Holding(s) in Company
21/11/2005	Director/PDMR Shareholding
18/11/2005	Further re Demerger
18/11/2005	Transaction in Own Shares
17/11/2005	Demerger of Burberry
15/11/2005	Directorate Change
15/11/2005	Interim Results - Part 1
15/11/2005	Interim Results - Part 3
15/11/2005	Interim Results - Part 2
31/10/2005	Transaction in Own Shares
28/10/2005	Transaction in Own Shares
27/10/2005	Transaction in Own Shares
26/10/2005	Transaction in Own Shares
25/10/2005	Transaction in Own Shares
24/10/2005	Transaction in Own Shares
20/10/2005	Transaction in Own Shares

19/10/2005	Transaction in Own Shares
18/10/2005	Transaction in Own Shares
17/10/2005	Transaction in Own Shares
14/10/2005	Transaction in Own Shares
13/10/2005	Transaction in Own Shares
13/10/2005	Board Appointment
12/10/2005	Holding(s) in Company
12/10/2005	Transaction in Own Shares
12/10/2005	Trading Statement
11/10/2005	Directorate Change
30/09/2005	Transaction in Own Shares
27/09/2005	Transaction in Own Shares
26/09/2005	Transaction in Own Shares
23/09/2005	Transaction in Own Shares
22/09/2005	Transaction in Own Shares
21/09/2005	Transaction in Own Shares
20/09/2005	Transaction in Own Shares
19/09/2005	Director/PDMR Shareholding
16/09/2005	Transaction in Own Shares
15/09/2005	Transaction in Own Shares
07/09/2005	Transaction in Own Shares
07/09/2005	Transaction in Own Shares
05/09/2005	Transaction in Own Shares
02/09/2005	Transaction in Own Shares
02/09/2005	Holding(s) in Company
01/09/2005	Transaction in Own Shares
31/08/2005	Transaction in Own Shares
30/08/2005	Transaction in Own Shares
18/08/2005	Transaction in Own Shares
11/08/2005	Transaction in Own Shares
10/08/2005	Transaction in Own Shares
09/08/2005	Transaction in Own Shares
08/08/2005	Transaction in Own Shares
05/08/2005	Transaction in Own Shares
04/08/2005	Transaction in Own Shares
03/08/2005	Transaction in Own Shares
02/08/2005	Transaction in Own Shares
01/08/2005	Transaction in Own Shares
29/07/2005	Transaction in Own Shares
25/07/2005	Holding(s) in Company
22/07/2005	Director/PDMR Shareholding
22/07/2005	Transaction in Own Shares
19/07/2005	Blocklisting Interim Review
18/07/2005	Director/PDMR Shareholding
14/07/2005	Result of AGM
13/07/2005	PLC First Quarter Trading Update
24/06/2005	Transaction in Own Shares
24/06/2005	Transaction in Own Shares

2. Companies House

The following documents were filed with the Registrar of Companies for England and Wales during the Relevant Period on, or around, the dates listed below. Copies of the documents can be obtained from www.companieshouse.com.

DATE	DOCUMENT TYPE	DESCRIPTION OF DOCUMENT FILED
25/05/2006	88(2)R	Return of Allotment of Shares
25/05/2006	88(2)R	Return of Allotment of Shares
27/04/2006	288a	Appointment of Director
25/04/2006	169	Return by a company purchasing its own shares
25/04/2006	169	Return by a company purchasing its own shares
06/04/2006	169	Return by a company purchasing its own shares
06/04/2006	169	Return by a company purchasing its own shares
28/03/2006	169	Return by a company purchasing its own shares
28/03/2006	169	Return by a company purchasing its own shares
28/03/2006	169	Return by a company purchasing its own shares
28/03/2006	169	Return by a company purchasing its own shares
28/03/2006	169	Return by a company purchasing its own shares
23/03/2006	88(2)R	Return of Allotment of Shares
23/03/2006	88(2)R	Return of Allotment of Shares
23/03/2006	88(2)R	Return of Allotment of Shares

06/03/2006	169	Return by a company purchasing its own shares
06/03/2006	169	Return by a company purchasing its own shares
27/02/2006	88(2)R	Return of Allotment of Shares
27/02/2006	169	Return by a company purchasing its own shares
27/02/2006	169	Return by a company purchasing its own shares
27/02/2006	169	Return by a company purchasing its own shares
27/02/2006	169	Return by a company purchasing its own shares
01/02/2006	288b	Resignation of Director – Caroline Marland
02/02/2006	169	Return by a company purchasing its own shares
02/02/2006	169	Return by a company purchasing its own shares
10/02/2006	363s	Annual Return
25/01/2006	288c	Change of Particulars of Director
25/01/2006	88(2)R	Return of Allotment of Shares
23/01/2006	169	Return by a company purchasing its own shares
16/01/2006	169	Return by a company purchasing its own shares
12/01/2006	169	Return by a company purchasing its own shares
12/01/2006	169	Return by a company purchasing its own shares
12/01/2006	169	Return by a company purchasing its own shares
29/12/2005	169	Return by a company purchasing its own shares
20/12/2005	MEM/ARTS	Memorandum and Articles of Association
20/12/2005	RES01	Special Resolutions
13/12/2005	88(2)R	Return of Allotment of Shares
07/12/2005	169	Return by a company purchasing its own shares
07/12/2005	169	Return by a company purchasing its own shares
07/12/2005	169	Return by a company purchasing its own shares
02/12/2005	88(2)R	Return of Allotment of Shares
30/11/2005	288b	Resignation of Director – Brian Blake
18/11/2005	169	Return by a company purchasing its own shares
18/11/2005	169	Return by a company purchasing its own shares
19/10/2005	169	Return by a company purchasing its own shares
19/10/2005	169	Return by a company purchasing its own shares
19/10/2005	169	Return by a company purchasing its own shares
19/10/2005	169	Return by a company purchasing its own shares
19/10/2005	169	Return by a company purchasing its own shares
30/09/2005	169	Return by a company purchasing its own shares
15/09/2005	88(2)R	Return of Allotment of Shares
06/09/2005	169	Return by a company purchasing its own shares
06/09/2005	169	Return by a company purchasing its own shares
06/09/2005	169	Return by a company purchasing its own shares
30/08/2005	88(2)R	Return of Allotment of Shares
25/08/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
18/08/2005	88(2)R	Return of Allotment of Shares
05/08/2005	88(2)R	Return of Allotment of Shares
05/08/2005	88(2)R	Return of Allotment of Shares
05/08/2005	88(2)R	Return of Allotment of Shares
05/08/2005	MEM/ARTS	Memorandum and Articles of Association
05/08/2005	RES01	Special Resolutions
26/07/2005	AA	Directors Reports and Accounts
18/07/2005	88(2)R	Return of Allotment of Shares
18/07/2005	88(2)R	Return of Allotment of Shares
08/07/2005	169	Return by a company purchasing its own shares
08/07/2005	169	Return by a company purchasing its own shares
08/07/2005	169	Return by a company purchasing its own shares
08/07/2005	169	Return by a company purchasing its own shares

3. The Financial Services Authority (the "FSA")

The following documents were submitted to the FSA during the Relevant Period on or around the dates indicated. Copies of the documents are available at the UKLA's Document Viewing Facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS;

Date of Publication **Description of Document**

14/06/2006 Annual Report for the year ended 31 March 2006; Notice of the 2006 AGM and Proxy Card
12/12/2005 EGM Resolutions
18/11/2005 Accounts for the six month period ended 30 September 2005; De-merger Circular (incorporating Notice of the EGM) and Proxy Card
14/07/2005 AGM Resolutions

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:30 26-Jun-06
Number	1747F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of *person discharging managerial responsibilities/director*

ANGELA AHRENDTS

STACEY CARTWRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a

non-beneficial interest

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………

8 State the nature of the transaction

………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

13. Price per *share* or value of transaction

……………………………………

14. Date and place of transaction

……………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

……………………………………

16. Date issuer informed of transaction

……………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

GRANT OF OPTIONS UNDER THE BURBERRY GROUP PLC SAVINGS-RELATED SHARE OPTION SCHEME ON 23 JUNE 2006

18. Period during which or date on which it can be exercised

1 SEPTEMBER 2009 – 28 FEBRUARY 2010

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

ANGELA AHRENDTS – 2,667 ORDINARY SHARES OF 0.05P EACH

STACEY CARTWRIGHT – 2,667 ORDINARY SHARES OF 0.05P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.505 PER SHARE

22. Total number of *shares* or debentures over which options held following notification

ANGELA AHRENDTS - 511,141 SHARES (INCLUDING RESTRICTED SHARE AWARDS OVER 508,474 SHARES)

STACEY CARTWRIGHT - 518,960 SHARES (INCLUDING RESTRICTED SHARE AWARDS OVER 225,728 SHARES AND AN AWARD OVER 800 SHARES MADE UNDER THE BURBERRY GROUP PLC SHARE INCENTIVE PLAN)

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

26 JUNE 2006

END
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:14 16-Jun-06
Number	7662E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 417.5 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:13 15-Jun-06
Number	6842E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 418.525 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:01 15-Jun-06
Number	6719E

Burberry Group plc ("the Company")

15 June 2006

The Company announces that it has today received two notifications pursuant to section 198 of the Companies Act 1985 stating that;

a) as at 8 June 2006, Barclays PLC, through a number of its legal entities ("Barclays"), had an interest in 13,636,678 ordinary shares of 0.05p each in the capital of the Company (being 3.00% of the Company's issued ordinary share capital); and

b) as at 14 June 2006, Barclays ceased to have a notifiable interest in the Company's ordinary shares.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. Annual Report and AGM
Released	17:35 14-Jun-06
Number	6064E

Burberry Group plc

- Annual Report & Accounts for the year ended 31 March 2006
- AGM Circular (incorporating the Notice of Annual General Meeting)
- Proxy Card

Two copies of the above documents have been submitted to the UK Listing Authority, and will be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:22 14-Jun-06
Number	6044E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 700,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 405.373214 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:48 13-Jun-06
Number	5344E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 180,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 409.479167 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	16:46 09-Jun-06
Number	3791E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 426.425 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:38 08-Jun-06
Number	3123E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 416.55 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:28 07-Jun-06
Number	2349E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 429.9475 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:34 06-Jun-06
Number	1634E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 437.2325 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:27 05-Jun-06
Number	0870E

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 75,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 440 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:47 01-Jun-06
Number	9451D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 225,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 437.7778 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:31 31-May-06
Number	8701D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 438.10 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:24 30-May-06
Number	7896D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 438.75 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:11 26-May-06
Number	7058D

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 500,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 448.6425 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Further re Record Date
Released	18:22 25-May-06
Number	6336D

Burberry Group plc ("the Company")

The Company wishes to correct the Final Dividend Record Date contained in the announcement entitled 'Final Results – part 2 of 2' (RNS Number: 5600D) released earlier today.

The Record Date for the Final Dividend in respect of the year ended 31 March 2006 is 7 July 2006 and not 6 July 2006 as stated in the announcement made this morning.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Final Results - Part 2 of 2
Released	07:01 25-May-06
Number	5600D

RNS Number:5600D
Burberry Group PLC
25 May 2006

Part 2 of 2

29 Employee costs

Staff costs, including directors' emoluments, during the year are as shown below. The directors' emoluments are separately disclosed in the "Report on Directors' remuneration and related matters", this includes gains arising on the exercise of share options.

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Wages and salaries	124.7	107.4
Social security costs	13.9	12.4
Share based compensation (all awards settled in shares)	7.4	9.5
Other pension costs (see note 30)	2.7	2.4
Total	148.7	131.7

The average number of full time equivalent employees (including directors) during the year are as follows:

	Year to 31 March 2006 Number of employees	Year to 31 March 2005 Number of employees *
Spain	917	904
Europe	2,149	1,982
North America	902	837
Asia Pacific	683	506
Total	4,651	4,229

*Restated to include employees omitted in prior period.

The total compensation paid to key management, defined as the executive and non-executive directors, during the year are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Salaries and short term benefits	4.3	4.0
Post-employment benefits	0.5	0.2
Share based compensation	3.8	5.1
Total	8.6	9.3

In addition, aggregate gains on the exercise of options in the year to 31 March 2006 were £8.4m (2005: £6.4m).

Share options granted to directors and employees

The share option schemes have been valued using the Black-Scholes option pricing model. The Senior Executive Restricted Share Plan 2004, which has market based performance conditions attached, has been valued using the Black-Scholes pricing model with a discount applied to this value, based on information obtained by running a Monte Carlo simulation model on the scheme.

SAYE share option scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2002, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. For both of the grants made, employees were entitled to save for either three years or five years.

The options granted in the year to 31 March 2002 are exercisable from 1 May 2004 (three year) and 1 May 2006 (five year) and are dependent on continued employment over the vesting period. The options granted in the year to 31 March 2003 are exercisable from 1 September 2005 (three year) and 1 September 2007 (five year) and are dependent on continued employment, as well as a saving obligation over the vesting period.

The exercise price for these options is calculated at a 20 percent discount to market price over the three dealing days preceding the grant date. Three day averages are calculated by taking middle market quotations of a GUS plc share from the London Stock Exchange.

Movements in the number of SAYE share options in GUS plc shares outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number sha un option at Ma 2
Outstanding at 1 April	432.5p	187,891	408.3p	404,
Lapsed during the year	429.5p	(15,119)	422.0p	(14,3
Exercised during the year	492.3p	(43,024)	384.8p	(201,9
Outstanding at 31 March	413.0p	129,748	432.5p	187,

Exercisable at 31 March - - -

SAYE share options in GUS plc shares outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Numb shar und opti as Mar 20
5 July 2002 - 28 February 2006	523.0p	-	36,1
9 February 2001 - 31 October 2006	384.0p	102,723	122,4
5 July 2002 - 29 February 2008	523.0p	27,025	29,3
Total		129,748	187,8

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS SAYE share option scheme have six months from the date of the demerger to exercise these options.

Share options and awards

i) GUS schemes

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc.

The options awarded in the year to 31 March 2001 were exercisable from 7 April 2003. The options awarded in the year to 31 March 2002 were exercisable from 11 June 2004. These options have a non-market performance condition attached. The options may be exercised if GUS adjusted earnings per share over a period of three consecutive financial years have increased by an average of at least four percent per annum more than the growth in the Retail Prices Index. The period of assessment commences at the beginning of the financial year of grant.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Numbe sh u optio a M
Outstanding at 1 April	595.2p	500,007	608.5p	1,328
Lapsed during the year	-	-	635.0p	(119,
Exercised during the year	580.9p	(299,564)	613.4p	(709,

Outstanding at 31 March	616.6p	200,443	595.2p	500
Exercisable at 31 March	616.6p	200,443	595.2p	500

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Nu sh u op a M
7 April 2000 - 7 April 2010	375.7p	-	40
11 June 2001 - 11 June 2011	612.7p	165,799	421
17 December 2001 - 17 December 2011	635.0p	34,644	37
Total		200,443	500

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS share option scheme have six months from the date of the demerger to exercise these options.

ii) The Burberry IPO Senior Executive Restricted Share Plan (the 'RSP')

On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

The restricted shares vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on continued employment over the vesting period.

Obligations under this plan may be met by the issue of Ordinary Shares of the Company.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number sha un option 31 Ma 2
Outstanding at 1 April	Nil	6,571,640	Nil	7,718,
Granted during the year	Nil	-	Nil	231,
Lapsed during the year	Nil	(911,640)	Nil	(343,8
Exercised during the year	Nil	(2,050,000)	Nil	(1,035,0
Outstanding at 31 March	Nil	3,610,000	Nil	6,571,
Exercisable at 31 March	Nil	12,499	Nil	

Share options outstanding at the end of the year have the following terms and

exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
11 July 2002 - 11 July 2012	Nil	3,610,000	6,340,000
2 August 2004 - 2 August 2014	Nil	-	231,640
Total		3,610,000	6,571,640

Equity swaps have been entered into to cover future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

iii) Burberry Senior Executive Restricted Share Plan 2004

On 21 July 2005 awards in respect of a total of 1,904,732 (2005: 1,367,592) Ordinary Shares were made to directors and senior management under the 2004 RSP.

The options vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on two performance conditions. Vesting of RSP shares is based 50 percent on Burberry's three year total Shareholder return (TSR) relative to peers and 50 percent on three year growth in profit before taxation ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR compared to its global peers and at least 15 percent per annum profit growth, and the executive remains in employment with Burberry for at least five years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds five percent per annum over three years. The vesting of these share options is also dependent on continued employment over the vesting period.

An additional grant in respect of 508,474 (2005: nil) Ordinary Shares was made to Angela Ahrendts on 31 January 2006.

These options vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The performance conditions attached with this award are the same as those attached to previous awards under this scheme; however, the performance period for this award is only two years.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan. Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number o share unde option a a 31 Marc 200
Outstanding at 1 April	Nil	1,342,592	-	
Granted during the year	Nil	2,413,206	Nil	1,367,59
Lapsed during the year	Nil	(190,321)	Nil	(25,000

Outstanding at 31 March	Nil 3,565,477	Nil 1,342,59
Exercisable at 31 March	-	

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Exercise price	Number shar und option 31 Mar 20
2 August 2004 - 2 August 2014	Nil	1,322,592	Nil	1,342,5
21 July 2005 - 21 July 2015	Nil	1,734,411	-	
31 January 2006 - 31 January 2016	Nil	508,474	-	
Total	Nil	3,565,477	Nil	1,342,5

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made on 21 July 2005, the fair value for those restricted shares with the profit before tax performance condition was determined as £4.27 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the total shareholder return performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £1.46.

For the new awards made on 31 January 2006, the fair value for those restricted shares with the profile before tax performance conditions was determined as £4.34 by applying the Black-Scholes option - price model. A discount was applied to the restricted shares with the total Shareholder return performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £1.82.

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

	21 July 2005	31 January 2006
Weighted average share price at grant date	£4.27	£4.34
Exercise price	-	-
Option life	Equivalent to vesting period	Equivalent to vesting period
Expected volatility	28.5%	29.4%
Risk free interest rate	4.3%	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

iv) Burberry Restricted Share Reinvestment Plan

On 21 July 2005 awards in respect of a total of 782,500 (2004: nil) Ordinary Shares were made to senior management under the Restricted Share Reinvestment Plan.

The options vest in two stages, 50 percent are exercisable after three years and 50 percent are exercisable after four years. The vesting of these share options is dependent on the employee holding the original IPO RSP shares which were awarded and which vested on 11 July 2005. The vesting of these share options is also dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Numbe o share unde optio as a 3 Marc 200
Outstanding at 1 April	-	-	-	
Granted during the year	Nil	782,500	-	
Outstanding at 31 March	Nil	782,500	-	
Exercisable at 31 March	-	-	-	

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise Price	Number of shares under option as at 31 March 2006	Exercise price	Numbe o share unde optio as a 3 Marc 200
21 July 2005 - 21 July 2015	Nil	782,500	-	
Total	-	782,500	-	

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the fair value was determined as £4.27 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	-
Option life	Equivalent to vesting period

Expected volatility	27.8%
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historical annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

v) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme. Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share.

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period. Obligations under this scheme may be met by the issue of Ordinary Shares of the Company.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Numbe sh u optio 31 M
Outstanding at 1 April	230.0p	2,456,683	230.0 p	4,465
Lapsed during the year	-	-	230.0 p	(102,
Exercised during the year	230.0p	(1,614,178)	230.0 p	(1,906,
Outstanding at 31 March	230.0p	842,505	230.0 p	2,456
Exercisable at 31 March	230.0p	842,505	230.0 p	728

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
11 July 2002 - 11 July 2012	230.0p	842,505	2,456,683
Total		842,505	2,456,683

Equity swaps have been entered into to cover future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this

plan.

vi) The Burberry Group plc Executive Share Option Scheme 2002

During the year ended 31 March 2006 options were granted to a director in respect of Ordinary Shares in the Company under the Executive Share Option Scheme. A total of 833,333 (2005: 2,002,290) options were awarded to a director at an exercise price of £4.23 (2004: £3.78).

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number o share unde option a a 31 Marc 200
Outstanding at 1 April	315.4p	4,183,378	258.0p	2,939,03
Granted during the year	423.0p	833,333	378.0p	2,002,29
Lapsed during the year	361.7p	(221,091)	258.0p	(75,132
Exercised during the year	274.8p	(860,128)	258.0p	(682,813
Outstanding at 31 March	342.0p	3,935,492	315.4p	4,183,37
Exercisable at 31 March	320.0p	1,093,276	258.0p	334,19

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005
13 June 2003 - 12 June 2013	258.0p	1,411,509	2,181,088
2 August 2004 - 2 August 2014	378.0p	1,690,650	2,002,290
21 July 2005 - 21 July 2015	423.0p	833,333	-
Total		3,935,492	4,183,378

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £1.16 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair values of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	£4.23
Option life	2 years after vesting
Expected volatility	24.8%
Expected dividends	-
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

vii) All Employee Share Plan

During the year to 31 March 2006, all employees were offered 369,240 (2005: 471,050) Ordinary Shares in the Company with options over the awards at a nil exercise price under an all Employee Share Plan.

All awards vest after three years and the vesting of these share options is dependent on continued employment over the vesting period.

These Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price	Number shar und option 31 Mar 20
Outstanding at 1 April	Nil	1,029,100	Nil	717,7
Granted during the year	Nil	369,240	Nil	471,0
Lapsed during the year	Nil	(143,040)	Nil	(133,25
Exercised during the year	Nil	(237,720)	Nil	(26,48
Outstanding at 31 March	Nil	1,017,580	Nil	1,029,1
Exercisable at 31 March	Nil	52,650	Nil	

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Number of shares under option as at 31 March 2005

12 July 2002 - 18 July 2082*	Nil	52,650	105,850
12 July 2002 - 19 October 2005	Nil	-	176,700
30 August 2003 - 18 July 2082*	Nil	101,350	119,750
30 August 2003 - 7 October 2006	Nil	174,800	202,650
30 July 2004 - 30 October 2007	Nil	212,650	252,400
20 August 2004 - 18 July 2082*	Nil	148,250	171,750
10 June 2005 - 10 June 2008	Nil	200,720	-
1 September 2005 - 18 July 2082*	Nil	127,160	-
Total		1,017,580	1,029,100

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £4.16 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.16
Exercise price	-
Option life	3 years
Expected volatility	26.1%
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

viii) Co-investment Scheme

During the year to 31 March 2006, awards were made under this plan in respect of 984,473

(2005: 221,703) Ordinary Shares in the Company. The options are exercisable after three years and are dependent on continued employment during the vesting period.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet the obligations under this plan.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2006	Weighted average exercise price

Outstanding at 1 April	Nil	221,703	-
Granted during the year	Nil	984,473	Nil
Lapsed during the year	Nil	(131,654)	-
Outstanding at 31 March	Nil	1,074,522	Nil
Exercisable at 31 March	-	-	-

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2006	Exercise price
29 July 2004 - 29 July 2009	Nil	213,996	Nil
21 July 2005 - 21 July 2015	Nil	860,526	-
Total	Nil	1,074,522	Nil

Equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

For the new awards made during the year to 31 March 2006, the weighted average fair value was determined as £4.27 by applying the Black-Scholes option pricing model. As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

Weighted average share price at grant date	£4.27
Exercise price	-
Option life	3 years
Expected volatility	26.8%
Risk free interest rate	4.2%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

30 Retirement benefit obligations

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations, which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The balance sheet obligations in respect of Burberry Group's post-retirement arrangements, assessed in accordance with IAS 19, were:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Defined benefit schemes		
GUS defined benefit scheme UK	-	1.0
Supplemental executive retirement plan US*	1.4	0.9
Retirement indemnities France	0.2	0.2
Burberry (Taiwan) Co Ltd retirement scheme	0.2	-
Total obligation	1.8	2.1

*The plans in the US are classified as defined benefit schemes under IAS 19 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

No prepayments or obligations in respect of defined contributions schemes were outstanding at 31 March 2006 (2005: nil).

The pension costs charged to the income statement in respect of the main plans were:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Defined benefit schemes		
GUS defined benefit scheme UK	0.4	0.7
Supplemental executive retirement plan US	0.3	0.3
Defined contribution schemes		
GUS money purchase pension plan UK	1.0	0.7
Burberry money purchase plan US	0.9	0.6
Burberry Asia Limited retirement scheme	0.1	0.1
Total pension costs	2.7	2.4

Defined benefit schemes

GUS defined benefit scheme UK

Prior to the demerger of Burberry from GUS plc on 13 December 2005, it was agreed that existing employees of Burberry Group who were participating in the GUS defined benefit scheme (the 'GUS Pension Scheme') would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When the eventual withdrawal of members of the Burberry Group from the GUS Pension Scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

The following disclosures regarding the GUS defined benefit scheme UK have been included for completeness as required by IAS 19 and the assets have been restricted in accordance with the standard as it is not likely that Burberry will be able to benefit from this surplus.

The GUS Pension Scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered

funds.

A full actuarial valuation of the GUS Pension Scheme is carried out every three years with interim reviews in the intervening years. The last full valuation was carried out as at 31 March 2004 by independent qualified actuaries, Watson Wyatt Limited, using the projected unit method.

As a result of the 31 March 2004, valuation it became possible to separately identify the underlying assets and liabilities which relate to the Burberry Group. Therefore, since the valuation, Burberry Group has accounted for its proportionate share of the overall defined benefit obligation, scheme assets and costs.

The valuation of the GUS Pension Scheme used for Burberry Group's IAS 19 disclosures for the year to 31 March 2006 has been based on an update of the 31 March 2004 valuation. As at 31 March 2006, this update showed that there was an excess in the value of the assets of the GUS Pension Scheme, when compared to the value of the liabilities, on the basis set out below. The overall excess was approximately £22.2m as at 31 March 2006 (2005: deficit £6.6m) before allowing for deferred tax. Burberry Group's proportionate share of this excess was approximately £1.8m (2005: deficit £1.0m) before allowing for deferred tax. This surplus has been restricted as explained above.

Burberry Group's disclosures in respect of its continued participation in the GUS Pension Scheme are shown below. The disclosures are in accordance with IAS 19 and recognise all gains/losses immediately through a Group Statement of Recognised Income and Expense (SORIE).

The valuation assumptions

The principal actuarial assumptions used in the IAS 19 valuation of the Burberry Group portion of the GUS Pension Scheme are the same as those used for the whole of the GUS Pension Scheme and are shown below:

	Year to 31 March 2006 %	Year to 31 March 2005 %
Discount rate	4.9	5.4
Rate of inflation	2.9	2.9
Rate of salary increases	4.7	4.7
Rate of increases for pensions in payment and deferred pensions	2.9	2.9
Expected return on plan assets	6.8	7.0

The expected return on plan assets is calculated by reference to the GUS Pension Scheme investments at the year end and is a weighted average of the expected returns on each main asset type (based on the market yields available on these asset types at the year end). The main asset types held by the GUS Pension Scheme (expressed as a percentage of total assets) and their expected returns are as follows:

	Asset allocation at 31 March 2006 %	Expected return for the next year %	Asset allocation at 31 March 2005 %	Expec ret for n y

Equities	67	7.9	67
Fixed and index linked income securities	30	4.6	31
Other	3	3.7	2
Total	100	6.8	100

The IAS 19 valuation assumes mortality will be in line with standard tables known as PMA92C2004 for males and PFA92C2004 for females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

- 18.9 years at age 65 for a male currently aged 65;
- 22.0 years at age 65 for a female currently aged 65;
- 19.6 years at age 65 for a male currently aged 50; and
- 22.9 years at age 65 for a female currently aged 50.

Based on the method and assumptions outlined above, the amount recognised in Burberry Group's balance sheet is determined as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Present value of Burberry Group's share of scheme's liabilities (the defined benefit obligation)	(39.4)	(35.0)
Market value of Burberry Group's share of scheme's assets	41.2	34.0
Net asset/(liabilities)	1.8	(1.0)
Restricted recognition of assets	(1.8)	-
Net assets/(liabilities) recognised in the balance sheet	-	(1.0)

Amounts for the current and previous two periods are as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m	As at 31 March 2004 £m
Defined benefit obligation	(39.4)	(35.0)	(30.9)
Market value of assets	41.2	34.0	29.4
Surplus/(deficit)	1.8	(1.0)	(1.5)
Restricted recognition of assets	(1.8)	-	-
Surplus/(deficit) recognised	-	(1.0)	(1.5)
Experience adjustments on liabilities	(3.3)	(2.9)	(2.0)
Experience adjustments on assets	5.8	1.4	3.8

The amount recognised in the income statement are as follows:

	Year to 31	Year to 31

	March 2006 £m	March 2005 £m
Current service cost (included in net operating costs)	(0.9)	(0.9)
Interest cost (included in net finance income)	(1.8)	(1.7)
Expected return on plan assets (included in net finance income)	2.3	1.9
Total included within employee costs	(0.4)	(0.7)

The amount recognised in the Group Statement of Recognised Income and Expense (SORIE) is as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Loss on liabilities	(3.3)	(2.9)
Gain on assets	5.8	1.4
Total gain/(loss)	2.5	(1.5)
Restricted recognition of assts	(1.8)	-
Total gain/(loss) included in statement of recognised income and expense in year	0.7	(1.5)
Cumulative actuarial gain included in statement of recognised income and expense	1.0	0.3

Changes in the present value of the defined benefit obligation are as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Opening defined benefit obligation	(35.0)	(30.9)
Current service cost	(0.9)	(0.9)
Interest cost	(1.8)	(1.7)
Employee contributions	(0.2)	(0.2)
Actuarial gain/(loss) on liabilities	(3.3)	(2.9)
Benefits paid	1.8	1.6
Closing defined benefit obligation	(39.4)	(35.0)

Changes in the fair value of the plan assets are as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Opening fair value of plan assets	34.0	29.4
Expected return	2.3	1.9
Actuarial gain on assets	5.8	1.4
Contributions paid by employer	0.7	2.7

Contributions paid by employee	0.2	0.2
Benefits paid	(1.8)	(1.6)
Closing fair value of plan assets	41.2	34.0

The actual return on the plan assets in the year to 31 March 2006 was £8.1m (2005: £3.3m).

Burberry Group's total contributions to the GUS Pension Scheme during the year ended 31 March 2006 were £0.7m (2005: £2.7m). The group expects to contribute £0.7m in the year to 31 March 2007.

Supplemental executive retirement plan US

Rose Marie Bravo is entitled to these plans as explained in the "Report on Directors' remuneration and related matters". Payments are made into the Supplemental executive retirement plan based on a percentage of salary and benefits. Interest is earned on the scheme at a rate of 4.6% (2005: 4.4%).

Retirement indemnities France

Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. There are no assets held by Burberry Group companies in relation to this commitment.

Burberry (Taiwan) Co. Ltd retirement scheme

Burberry (Taiwan) Co. Ltd offers lump sum benefits at retirement to employees transferred from one of the previous operators based on the length of service up to date of transfer (i.e. 1 August 2005) and salary at retirement. There are no assets held by Burberry Group companies in relation to this commitment

Starting from 1 August 2005, all employees of the company join the defined contribution scheme operated under local labour ordinance.

Defined contribution schemes

GUS money purchase pension plan UK

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of this scheme are held separately from those of GUS plc in an independently administered fund.

Burberry money purchase plan US

Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

Burberry Asia Limited retirement scheme

Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from

those of Burberry Group in an independently administered fund.

31 Related party transactions

GUS plc and other GUS related companies were related parties of the Burberry Group until 12 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group demerged from GUS plc, services provided since this date have been done so in accordance with the Demerger agreement. Set out below are the transactions undertaken prior to 13 December 2005.

(a) Trading transactions and balances arising in the normal course of business

The following purchases and balances have arisen from transactions between Burberry Group and GUS related companies. The services purchased by Burberry Group include treasury and cash management, tax management, insurance and insurance management, pension, human resources, employee benefit administration, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

Related party	Related party's relationship until 13 December 2005	Purchases from GUS related companies for the year to 31 March 2006 £m	2005 £m
Purchases from related parties			
GUS plc and related companies	Ultimate parent company	1.8	2.4
Total		1.8	2.4

Related party	Related party's relationship until 13 December 2005	Amounts due to GUS related companies as at 31 March 2006 £m	200 £
Related party creditors			
GUS plc and related companies	Ultimate parent company	-	6.
Total		-	6.

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. No amounts were deposited with GUS at 31 March 2006 (2005: £18.3m).

In addition forward currency contracts have been undertaken with GUS related companies during the year, which have been subject to Burberry's counterparty risk policy. No such hedges were outstanding as at 31 March 2006 (2005: £0.5m).

(c) Share repurchase programme

As part of the Share repurchase programme, 13,063,825 Ordinary Shares were purchased by the Company from GUS, representing a total cost, including expenses, of £52.2m. All of Ordinary Shares purchased have been cancelled. In addition, 570,030 Ordinary Shares purchased in the year to 31 March 2005 were cancelled in the current year.

32 Transition to IFRS

For all periods up to and including the year to 31 March 2005 the Burberry Group has prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). For the year to 31 March 2006 the Burberry Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The Group's transition date to IFRS is 1 April 2004. This has been determined in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards", being the start of the earliest period of comparative information.

IFRS 1 allowed an entity to produce comparative information which does not comply with IAS 32 and IAS 39. The Group has taken advantage of this exemption and has adopted IAS 32 and IAS 39 with effect from 1 April 2005. The reconciliations shown below do not include the impact of adopting IAS 32 and IAS 39. The impact of adopting these standards is shown in note 3 - Changes in accounting policies and presentation.

To explain the change to IFRS, a reconciliation has been provided of the equity at 1 April 2004 and 31 March 2005 and the net income for the year to 31 March 2005 from the previously published consolidated financial statements, prepared in accordance with UK GAAP to the accompanying consolidated financial statements prepared in accordance with IFRS. An explanation of the principle adjustments required by Burberry Group on conversion to IFRS are set out below. This information had been extracted from the 'Burberry Group plc financial results under IFRS' as published by the Group on 10 June 2005, which is available on the Group's website (www.burberryplc.com). Since June 2005, IFRS have been subject to ongoing review and further clarification. The principal amendments since June 2005 have been in relation to IAS 12, IAS 38 and Technical Correction 1. The impact on profit before taxation as a result of these amendments is £0.7m.

There have been no material adjustments to the cash flow statement.

Attributable profit reconciliation between UK GAAP and IFRS:

	Year to 31 March 2005 £m
Attributable profit under UK GAAP	109.9
Share based payments	(5.1)
Goodwill no longer amortised	6.8
Deferred tax remeasurement	0.3
Attributable profit under IFRS	111.9

Equity reconciliation between UK GAAP and IFRS:

	As at 31	As at 1

	March 2005 £m	April 2004 £m
Shareholders' equity under UK GAAP	454.6	429.4
Share based payments	0.7	0.7
Goodwill no longer amortised	6.8	-
Deferred tax remeasurement	(11.4)	(12.6)
Dividends	21.7	14.9
Other	(0.1)	(0.2)
Shareholders' equity under IFRS	472.3	432.2

The significant differences between UK GAAP and IFRS which affect the Group are as follows:

a) Share based payments

Under UK GAAP, the cost of equity settled transactions were recognised in the year of performance to which the scheme related. The charge was recognised based on the fair market value of the share award at the date of grant, less any consideration receivable from the participating Burberry employee.

Under IFRS equity settled transaction charges are recognised from the date of grant over the vesting period of the shares. The total charge is determined with reference to the fair value of the equity instruments awarded at the date of grant. The fair value at the date of grant has been determined using the Black-Scholes Option Pricing Model.

Where awards are contingent upon future events an assessment of the likelihood of these conditions being achieved is made at the time of the award.

b) Goodwill no longer amortised

Under UK GAAP, goodwill was capitalised and amortised over its estimated useful economic life.

Under IFRS, goodwill has been assigned an indefinite life as at the date of transition and it is no longer amortised. Burberry has elected to apply the exemption related to Business Combinations and has frozen its goodwill at its carrying value as at 1 April 2004. All accumulated amortisation at this point in time has been reclassified against the cost of the goodwill. Impairment reviews will be carried out on goodwill on an annual basis and any impairment charge would be charged and if applicable reported as a material item.

c) Deferred taxation remeasurement

Under UK GAAP, deferred tax was recognised for all timing differences, being the difference between an entity's taxable profits and its statutory results, which are expected to reverse.

Deferred tax under IAS 12 "Income Taxes" is recognised on all taxable temporary differences and all deductible temporary differences and unused tax losses, to the extent that there are sufficient taxable profits available in future periods. Temporary differences are the difference between the tax base of an asset/liability and its carrying amount in the financial statements.

The most significant difference between IFRS and UK GAAP is that deferred tax is now recognised on the revaluation of fixed assets.

d) Dividends

Under UK GAAP, proposed dividends are recorded as a liability at the balance sheet date.

Under IFRS, dividends proposed at the balance sheet date are only recorded as a liability when the Shareholders have approved their distribution or for the interim dividend when it has been paid. The recognition of the charge in the income statement in relation to dividends does not affect the timing of the payment of dividends or Burberry's dividend policy.

Principal subsidiaries

Company	Country of incorporation	Nature of business
Spain		
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Europe		
Burberry Limited	UK	Luxury goods retailer, wholesaler and licensor
Burberry Italy Retail Limited	UK	Luxury goods retailer
The Scotch House Limited*	UK	Luxury goods brand and licensor
Woodrow-Universal Limited*	UK	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry Holdings GmbH	Austria	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Korea	Luxury goods retailer and wholesaler
Burberry (Taiwan) Co Ltd	Taiwan	Luxury goods retailer
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Luxury goods retailer, wholesaler and licensor

*Held directly by Burberry Group plc.

All principal subsidiary undertakings are wholly owned as at 31 March 2006 and operate in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. All the subsidiary undertakings have been consolidated as at 31 March 2006. Non-operating intermediate holding and financing companies are excluded from the list above.

Up to 12 December 2005 Burberry Group plc, which is the ultimate parent

undertaking as at 31 March 2006, was 65 percent owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. Prior to 12 December 2005 the ultimate parent undertaking and controlling party was GUS plc.

Turnover by product	2002* UK GAAP (Pro forma) £m	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	200 IFR £
Womenswear	165.2	197.9	225.7	242.1	242.1	249.
Menswear	149.4	162.8	190.1	194.5	194.5	206.
Accessories (including Childrens)	125.8	169.5	189.0	197.6	197.6	203.
Other	5.3	5.1	4.0	2.9	2.9	3.
Licence	53.5	58.3	67.0	78.4	78.4	81.
Total	499.2	593.6	675.8	715.5	715.5	742.
Turnover by destination	£m	£m	£m	£m	£m	£
Spain	134.1	143.4	155.8	168.4	168.4	134.
Europe	152.6	159.3	191.0	188.0	188.0	216.
North America	110.5	140.5	162.4	165.9	165.9	180.
Asia Pacific	100.1	147.0	162.6	186.6	186.6	201.
Other	1.9	3.4	4.0	6.6	6.6	10.
Total	499.2	593.6	675.8	715.5	715.5	742.
Turnover by operation	£m	£m	£m	£m	£m	£
Retail	156.9	228.4	257.4	265.2	265.2	318.
Wholesale	288.8	306.9	351.4	371.9	371.9	343.
Licence	53.5	58.3	67.0	78.4	78.4	81.
Total	499.2	593.6	675.8	715.5	715.5	742.
Profit by operation	£m	£m	£m	£m	£m	£
Wholesale and Retail	42.7	64.3	86.6	98.5	94.3	96.
Licence	47.6	52.4	56.0	67.0	67.0	69.
EBIT** (before Atlas costs)	90.3	116.7	142.6	165.5	161.3	165.
Net interest income/(expense)	(0.5)	(0.9)	2.3	4.9	4.9	2.
Atlas costs	-	-	-	-	-	(11.1
Foreign currency loss on loans with GUS group (pre-flotation)	(0.1)	(2.3)	-	-	-	
Goodwill amortisation	(4.9)	(6.4)	(6.8)	(6.8)	-	
Exceptional/material items	-	(22.0)	2.2	0.8	-	
Profit on ordinary activities before taxation	84.8	85.1	140.3	164.4	166.2	157.
Tax on profit on ordinary activities	(28.3)	(32.9)	(47.3)	(54.5)	(54.3)	(50.6
Profit on ordinary activities after taxation/Attributable profit	56.5	52.2	93.0	109.9	111.9	106.
Margin analysis	%	%	%	%	%	
Gross margin as percent of turnover	50.3	56.0	57.9	59.3	59.3	60.
EBIT** as percent of turnover	18.1	19.7	21.1	23.1	22.5	22.

*Years to 31 March 2002 and 2003 have not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.

**Earnings before interest, taxation, goodwill amortisation and exceptional/ material items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the Companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the year to 31 March 2003 and all subsequent years.

Earnings and dividends	2002* (Pro forma)	2003*	2004	2005	2005	2006
	UK GAAP pence per share	UK GAAP pence per share	UK GAAP pence per share	UK GAAP pence per share	IFRS pence per share	IFRS pence per share
Basic earnings per share	11.3	10.5	18.8	22.2	22.7	22.9
Basic earnings per share before goodwill amortisation and exceptional/Atlas costs	12.3	14.9	19.8	23.4	n/a	24.7
Diluted earnings per share	11.1	10.3	18.4	21.8	22.2	22.3
Diluted earnings per share before goodwill amortisation and exceptional/ Atlas cost	12.1	14.6	19.4	23.0	n/a	24.1
Dividend per share (UK GAAP on an accruals basis)	n/a	3.0	4.5	6.5	n/a	n/a
Dividend per share (IFRS on a paid basis)	n/a	n/a	n/a	n/a	5.0	7.0
Diluted weighted average number of Ordinary Shares in issue during the year	506.3	506.2	505.9	504.6	504.5	477.6
Dividend cover (UK GAAP on an accruals basis)*	n/a	5.0	4.4	3.7	n/a	n/a
Dividend cover (IFRS on a paid basis)*	n/a	n/a	n/a	n/a	4.5	3.2

*Based on attributable profit or profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2002* (Pro forma)	2003*	2004 (Restated)	2005	2005	2
	UK GAAP £m	UK GAAP £m	UK GAAP £m	UK GAAP £m	IFRS £m	I
Fixed assets, investment and other intangible assets	125.4	162.4	150.7	167.0	165.6	18
Working capital (excluding cash and borrowings)	87.7	73.8	66.6	77.7	79.6	12
Other long term liabilities	(3.9)	(10.6)	(10.8)	(9.8)	(10.1)	(19
Net operating assets	209.2	225.6	206.5	234.9	235.1	28
Goodwill	94.9	122.8	110.6	107.1	114.0	12
Deferred consideration for acquisitions	(22.5)	(31.7)	(31.7)	(32.7)	(32.7)	(11
Cash at bank, net of overdraft and borrowings	21.3	79.6	157.9	169.9	169.9	1

Taxation (including deferred taxation)	(20.5)	0.4	1.0	(2.9)	(14.0)	(19
Dividends payable	-	(10.0)	(14.9)	(21.7)	-	
Net assets	282.4	386.7	429.4	454.6	472.3	38

Cash flow	2002* (Pro forma) UK GAAP £m	2003* UK GAAP £m	2004 (Restated) UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	2 I
Operating profit before goodwill amortisation and exceptional items	90.3	116.7	142.6	165.5	161.3	16
Atlas costs	-	-	-	-	-	(11
Operating profit after Atlas costs	90.3	116.7	142.6	165.5	161.3	15
Depreciation, impairment and trademark amortisation charges	14.0	19.0	28.5	24.4	24.4	2
Loss/(profit) on disposal of fixed assets and similar non-cash charges	0.2	1.5	1.7	(1.1)	(1.1)	(1
Charges in respect of employee share incentive schemes	-	-	3.6	5.3	9.5	
(Increase)/decrease in stocks	(7.0)	5.2	(7.5)	(12.8)	(12.9)	(17
(Increase)/decrease in debtors	(5.2)	(2.4)	(1.5)	(7.3)	(7.3)	
Increase/(decrease) in creditors	(2.2)	25.0	18.2	1.5	1.5	(20
Net cash inflow from operations before capital expenditure	90.1	165.0	185.6	175.5	175.4	14
Purchase of tangible and intangible fixed assets	(39.4)	(55.7)	(28.8)	(37.2)	(37.2)	(30
Sale of tangible fixed assets	0.5	0.2	-	3.1	3.1	
Net cash inflow from operating activities	51.2	109.5	156.8	141.4	141.3	12

*Years to 31 March 2002 and 2003 have not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Burberry's website and also on the Financial Times Cityline Service on 0906 843 0000 (calls charged at 60p per minute).

ShareGift

Shareholders with a small number of Burberry shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to the charity ShareGift, (registered charity 1052686) which specialises in using such holdings for charitable benefit. A ShareGift Donation form can be obtained from

Lloyds TSB Registrars at the above address.

For further information, ShareGift can be contacted as follows:

ShareGift
46 Grosvenor Street
London
W1K 3HN
Telephone: 020 7828 1151
Website: www.sharegift.org

Internet

A full range of investor relations information on Burberry is available at www.burberryplc.com. This includes web casts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Financial calendar

Final dividend record date	6 July 2006
First quarter trading update	12 July 2006
Annual General Meeting	14 July 2006
Final dividend to be paid	3 August 2006
First half trading update	October 2006
Preliminary announcement of interim results	November 2006
Third quarter trading update and Interim dividend record date	January 2007
Interim dividend to be paid	February 2007
Second half trading update	April 2007
Preliminary announcement of annual results	May 2007

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000
Fax: 020 7980 2950

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Final Results - Part 1 of 2
Released	07:01 25-May-06
Number	5588D

RNS Number:5588D
Burberry Group PLC
25 May 2006

Part 1 of 2

Burberry Group plc

2005/06 Preliminary Results

25 May 2006. Burberry Group plc reports preliminary results for its financial year to 31 March 2006.

Summary of Results(1)

	Year to 31 March		
	2006	2005	Chang
	£m	£m	
Turnover(2)	742.9	715.5	4
Operating profit before Atlas costs(3)	165.6	161.3	3
Operating profit	154.5	161.3	(4
Attributable profit for the year	106.4	111.9	(5
Diluted EPS before Atlas costs	24.1p	22.2p	9
Diluted EPS	22.3p	22.2p	0
Diluted weighted average number of Ordinary Shares	477.6m	504.5m	(5

Financial Highlights

- Total revenues increased 3% on an underlying(4) basis to £742.9 million
  - Retail revenue increased 11% underlying
  - Wholesale revenue declined 4% underlying
  - Licensing revenue increased 6% underlying
- Operating profit before Atlas costs increased 3% to £165.6 million
- Operating margin before Atlas costs of 22.3% vs 22.5% in prior period
- Diluted EPS before Atlas costs increased 9% to 24.1p
- Continued strong free cash flow with £79 million generated in the year
- Completed £250 million share repurchase programme with £192 million repurchased during 2005/06
  - Achieved targeted cash neutral capitalisation
- Final dividend of 5.5p per Ordinary Share proposed
  - 8.0p for full year, a 23% increase

---

(1) Financial results are reported under International Financial Reporting Standards. Prior year figures have been restated in line with these principles.

(2) Turnover differs from the £753 million reported in the Second Half Trading

Update on 12 April 2006 due to a change in foreign currency translation methodology. Following its demerger from GUS plc, the Group plans to convert financial results monthly based upon average exchange rates for each month. Previously, Burberry applied the year's cumulative average exchange rates to the period reported. This new methodology will be adopted in 2006/07. Reported results presented here for the 2005/06 financial year are consistent with this new methodology.

(3) Project Atlas costs of £11.1 million (2005: nil) relate to the Group's infrastructure redesign initiative announced in May 2005.

(4) Underlying figures exclude the financial effect of the Taiwan Acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2004/05 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan Acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

Strategic and Operating Highlights

- Advanced retail strategy through key investments
  - Opened 12 new stores and outlets and a net 9 new concessions
  - Completed 7 significant store renovations
  - Converted 72 womenswear doors to retail concessions in Burberry's largest wholesale market, Spain
  - Acquired 12 retail locations in Taiwan
- Continued progress in product design and development
  - Strengthened core outerwear lines
  - Increased frequency of new product flow to stores
  - Burberry Creative Director named Designer of the Year by British Fashion Council
- Outstanding growth in emerging markets
- Prepared for direct distribution of selected international products in Japan
- Launched major new fragrance, Burberry London, in spring 2006
- Project Atlas fully embedded in the organisation
  - Re-phased implementation to enhance long-term benefits
- Commenced celebration of Burberry's 150th year

Rose Marie Bravo, Chief Executive, stated, "In a year of transition and investment, the Group achieved solid financial results while advancing a number of strategic initiatives aimed at Burberry's next stage of development. With a strong spring season underway, we enter our 150th year with confidence in Burberry's future."

Management will discuss these results during a presentation to analysts and institutions at 1:00pm today at Merrill Lynch Financial Centre, King Edward Hall, 2 King Edward Street, London EC1A 1HQ (telephone +44 (0) 20 7968 0577). The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at +44 (0) 20 7081 7194 (UK and international) and +1 866 432 7186 (US).

Replay: +44 (0) 20 8196 1998 (UK and international) and +1 866 583 1035 (US), access number 299766.

Enquiries:

Burberry 020 7968 0577

Stacey Cartwright CFO
Matt McEvoy Strategy and IR
John Scaramuzza Strategy and IR

Brunswick 020 7404 5959
Susan Gilchrist
Robert Gardener
Alex Tweed

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Business and Financial Review

Business Review

Burberry delivered solid financial results for the year to 31 March 2006. In the context of a period marked by strategic investment and transition, diluted EPS before costs associated with Project Atlas, increased 9% on a 4% revenue gain. Return on capital for the period was 33%. This performance reflects the continued execution of Burberry's core strategies in combination with strategic and operational transition in certain businesses. Highlights of these factors are discussed below.

Regions. Burberry maintained steady progress across its trading regions

- US. Revenue rose 5% underlying, 9% reported, with strong retail growth driven by new and existing stores partially offset by the expected reduction in wholesale sales. The Group opened seven stores during the year, including those in Naples (Florida), Palm Beach Gardens (Florida), San Antonio (Texas), San Diego (California), and three outlet stores. Five major renovations were also completed in the year.

- Europe. Underlying revenue was flat in the region. Soft sales in the UK and Spain offset strong retail and wholesale performance in the remainder of Continental markets. During the year, the Group opened a replacement store in Zurich, seven concessions, three outlet stores and completed renovation of the Frankfurt and Munich stores.

- Non-Japan Asia Pacific. Revenue increased 6% underlying, 13% reported. Underlying growth was led by strong retail performance in Greater China (Hong Kong and mainland). In Korea, new retail space drove modest growth for the year, notwithstanding a challenging consumer spending environment. Solid gains in South Asian markets resulted from sales growth in existing stores and among wholesale customers. During the year, the Group opened a replacement store in Taipei and closed a net one concession in the region. The integration of the 12 stores in Taiwan acquired in August 2005 also contributed to the reported gain in this geographic segment.

- Emerging markets. Outstanding underlying revenue growth in emerging markets was driven primarily by the opening of nine franchised stores during the year, including stores in Istanbul (Turkey), Warsaw (Poland), Sao Paolo

(Brazil), Jeddah (Saudi Arabia), Riyadh (Saudi Arabia), Abu Dhabi (UAE), Dubai (UAE), Mumbai (India) and Cancun (Mexico).

Channels. Performance varied by distribution channel.

- Retail. Consistent with the Group's emphasis on building sales through its directly operated stores, the retail channel achieved the strongest gain. Retail sales increased 11% on an underlying basis, 20% reported, driven by contributions from newly opened and existing stores. Reported revenues were affected by the Taiwan Acquisition and Spain retail conversion, which shift sales from the Group's wholesale channel to its retail channel. In August 2005, Burberry acquired the operations of its distributors in Taiwan, which included 12 retail locations. In February 2006, the Group began the conversion of 72 womenswear doors in department stores of Burberry's largest customer in Spain into Burberry operated retail concessions. Retail sales resulting from the Taiwan Acquisition and Spain conversion contributed approximately five percentage points to the reported sales gain. In determining underlying performance, the financial effects of the relevant businesses are excluded from both reporting periods.

By region, double digit sales growth in the US, Burberry's largest retail market, was driven by new and refurbished stores with a moderate contribution from existing stores. The majority of Continental European markets achieved strong underlying gains driven by new stores and solid gains from existing stores. While the UK was generally soft, trends improved in the second half of the year. Asia achieved robust underlying growth, with gains in Hong Kong and South Asia partially balanced by a modest increase in Korea.

Retail investment continued on plan. During the year, the Group opened six Burberry stores (including two replacement stores), six outlet stores and a net nine concessions. In addition, seven stores underwent major renovation during the year. In total, on a year-over-year basis, average selling space increased approximately 8%, excluding the effect of the Taiwan Acquisition and Spain conversion. At 31 March 2006, Burberry's retail portfolio consisted of 65 stores, 165 concessions and 30 outlets.

- Wholesale. Wholesale sales decreased by 4% on an underlying basis, 8% reported. The US market experienced a decline for the year as a result of Burberry's ongoing adjustment of the brand's wholesale/retail balance, as well as caution on the part of certain wholesale customers. Soft demand in Spain produced a mid single digit sales decline in that market during the period. While trends varied by country, in aggregate, other Continental European markets performed well. The UK was soft throughout the year. Sales in Asia decreased slightly in the year as a second half decline, primarily driven by shipment timing differences between periods, offset first half gains. Boosted by the opening of nine new franchise stores, emerging markets achieved outstanding gains during the year. The Taiwan Acquisition and Spain retail conversion accounted for approximately five percentage points of the decrease in reported wholesale sales.

- Licensing. Licensing revenues increased 6% underlying, 3% reported.

In Japan, which accounted for approximately 70% of licensing revenue, sales volumes declined primarily as a result of a soft apparel market for much of the year as well as Burberry's ongoing programme to enhance brand positioning in that market. This programme involves licence transitions/cancellations, improving distribution and upgrading products in terms of design and quality. Royalty rate increases on certain licences offset the effect of reduced volumes. In 2006/07, the Group will begin direct sales of men's ties, scarves and silks from Burberry's international collection. Imported products will replace licensed domestic products in these categories. In addition, a limited range of Burberry's international collection of handbags and small leather goods will be selectively distributed in this market.

Burberry's product licenses produced a solid result for the year. Against important product launches in 2004/05, fragrance sales were comparable to the previous period. In February 2006, Burberry commenced a major women's fragrance launch, Burberry London. Marketing initiatives feature Oscar-winning British actress Rachel Weisz. The product was introduced to most large consumer markets during spring 2006, and will be followed by launch of the Burberry London men's fragrance in autumn 2006. Watches performed well in the year, strengthened by product innovation and expanded distribution. With respect to eyewear, Burberry entered into a new licence with Luxottica Group in October 2005. The first collections under this agreement will appear in stores during autumn 2006.

Products. Continuous enhancement of the product development process is an important objective, and the Group made good progress during the year. Burberry's womenswear, menswear and accessory product teams intensified efforts to coordinate development across categories and link more closely their design, merchandising and sales functions. Continuing to respond to consumer demand for new merchandise, Burberry increased the frequency of new product deliveries to Burberry stores and to selected wholesale customers.

- Prorsum. Burberry Prorsum continues to break new ground with its runway collections attracting outstanding critical acclaim. In recognition of Prorsum's design excellence, Burberry Creative Director, Christopher Bailey, was awarded Designer of the Year by the British Fashion Council in November 2005. Consumers also responded, and Prorsum sales increased substantially during the year.

- Womenswear. In Womenswear, underlying revenues increased 3% as a soft Spring 2005 season was balanced by improved Autumn/Winter 2006 collection sales and a strong start to Spring 2006. These results reflect successful efforts to adjust the product's aesthetic balance, improve fit and increase the 'wear-now' component of seasonal collections. In outerwear, the design team's work to reinvigorate key outerwear segments was rewarded with favourable reaction to new styles for both the autumn and spring seasons. Womenswear generated 34% of total revenues in the year.

- Menswear. Underlying revenues increased 4% as the division made steady progress in the year. Greater emphasis on more classic styling and intensifying selection in prime classifications were important contributors to this performance. In the US, the sartorial segment of the business was boosted by successful made-to-measure events. In selected markets, Burberry launched its first marketing efforts specifically targeted at the male consumer. Menswear represented 28% of reported revenues in the year.

- Accessories. Underlying revenues were flat relative to last year. New, sophisticated handbag designs, particularly Prorsum lines, performed well in the period. To capitalise on consumer demand for these more advanced styles, the Group broadened distribution within its own store network during the spring season and will add points of sale among wholesale customers for autumn/winter 2006. At the same time, Burberry also successfully upgraded its more classic core handbag ranges - the new Haymarket line of handbags and small leather goods was a highlight of the year. Ongoing innovation with respect to new styles and reinvention of the classics are critical to the vitality of this category. Accessories (excluding childrenswear) comprised 25% of reported revenues in the year.

Project Atlas

With the initial year of Burberry's five-year infrastructure redesign programme complete, Project Atlas is firmly embedded in the organisation. During the year, the team reconfigured the implementation plan in line with business processes rather than software installations. This results in the shifting of previously scheduled initial implementation steps to later in the programme for combination with secondary stages, allowing for a single point of application for most

business units. The broad financial outline of the programme remains unchanged with an approximate £50 million investment during the first three years generating in excess of £20 million annually in expense savings by the project's third year (2007/08).

2006/07 plans

In line with the ongoing execution of its growth strategies, Burberry's plans for the 2006/07 financial year include:

- Retail. A minimum 10% underlying increase in average net retail selling space (excluding the impact of the Taiwan Acquisition and Spain retail conversion). The majority of space expansion will be concentrated in the US and Asian markets.
- Wholesale. First half wholesale sales up a low single digit percentage underlying and reported (at constant currency) relative to the comparative period based upon orders received to date for the Autumn/Winter 2006 season.
- Licensing. Broadly flat underlying licensing revenue relative to 2005/06
    - Revenues from Japan are expected to experience a moderate underlying decline for the year as a result of licence transitions and Burberry's other ongoing efforts to enhance brand positioning in this market.
    - Global product licenses are expected to produce strong gains.
    - On a reported basis, the Group will also experience a significant negative exchange rate comparison.
- Project Atlas. For the 2006/07 financial year, Atlas expenses are expected to be approximately £19 million and direct profit and loss account benefits are currently anticipated to total approximately £6 million.
- Capital expenditure. Capital expenditure is planned to total approximately £50 million.

Conclusion

During the past year, Burberry delivered solid financial results while at the same time advancing important strategic initiatives to secure the foundation for Burberry's next phase of growth. This performance was fuelled by the endeavours of the Burberry team, the commitment of licensing partners and the support of our wholesale customers.

For Burberry, the year ahead marks the anniversary of the business's founding by Thomas Burberry in 1856. The celebration of our 150th year commemorates the brand's unique heritage and the enduring attributes of innovation, quality and style that continue to propel our momentum. We look to the future with confidence and enthusiasm as we carry this legacy forward.

Financial Review

Group results(1)

	2006		2005	
Year to 31 March	£m	Percentage of turnover	£m	Percenta of turnov
Turnover				
Retail	318.5	42.9%	265.2	37.
Wholesale	343.3	46.2%	371.9	52.
Licence	81.1	10.9%	78.4	11.
Total turnover	742.9	100.0%	715.5	100.
Cost of sales	(296.8)	(40.0%)	(291.3)	(40.7

Gross profit	446.1	60.0%	424.2	59.
Net operating expenses before Atlas costs	(280.5)	(37.8%)	(262.9)	(36.7
Operating profit before Atlas costs	165.6	22.3%	161.3	22.
Atlas costs	(11.1)	(1.5%)	-	
Operating profit	154.5	20.8%	161.3	22.
Net finance income	2.5	0.3%	4.9	0.
Profit before taxation	157.0	21.1%	166.2	23.
Taxation	(50.6)	(6.8%)	(54.3)	(7.6
Attributable profit for the year	106.4	14.3%	111.9	15.
Diluted EPS before Atlas costs	24.1p	n/a	22.2p	n
Diluted EPS	22.3p	n/a	22.2p	n
Diluted weighted average number of Ordinary Shares (millions)	477.6	n/a	504.5	n

(1) Financial results are reported under International Financial Reporting Standards. Prior year figures have been restated in line with these principles.

Turnover

Total turnover advanced to £742.9m from £715.5m in the prior period, representing an increase of 4%, or 3% on an underlying basis. "Underlying" figures are adjusted to exclude the financial effects of the Taiwan Acquisition, the portion of Burberry's business in Spain affected by the retail conversion and the impact of foreign currency exchange rate movements between periods. The Taiwan Acquisition and Spain conversion resulted in a sales shift from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effects of the relevant businesses are excluded from both reporting periods.

Operating profit

Gross profit as a percentage of turnover was 60.0% relative to 59.3% in the prior period. The increase largely resulted from stronger retail trading in the second half including decreased levels of seasonal clearance activity for the autumn/winter season relative to the previous year and an increase in retail's share of the revenue mix.

Net operating expenses before Atlas costs as a percentage of turnover increased to 37.8% from 36.7% in the previous period. The increase largely reflected investment in people and infrastructure to support future growth, and costs associated with the expanded retail network following the conversions in Taiwan and Spain. The Group also incurred a one-off pension related cost following the demerger from GUS.

As a result of these factors, operating profit before Atlas costs increased 3% to £165.6m, or 22.3% of turnover relative to 22.5% in the previous period.

Net expenses associated with Project Atlas totalled £11.1m. Reported operating profit was £154.5m for the year.

Net finance income

Net interest income was £2.5m in the year to March 2006 compared to £4.9m in the prior period. The decrease was due to lower average cash balances resulting from share repurchase activity during the year.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £157.0m in the year to March 2006 compared to £166.2m in the prior period.

Attributable profit

Burberry recorded a 32.2% effective tax rate (2004/05: 32.7%) on profit resulting in a £50.6m tax charge and reported attributable profit of £106.4m for the year to March 2006 compared to £111.9m reported in the prior period.

Diluted earnings per share before Atlas costs increased 9% to 24.1p compared to 22.2p in the prior period. Including Atlas costs, the Group reported diluted earnings per share of 22.3p. In the year to March 2006, the diluted weighted average number of ordinary shares in issue was 477.6m (2004/05: 504.5m).

Cash flow and net funds

Historically, Burberry's principal uses of funds have been to support capital expenditures and working capital growth in connection with the expansion of its business, acquisitions and share repurchases. Principal sources of funds have been cash flow from operations. Burberry expects to finance the expansion of its business, capital expenditures including strategic infrastructure investments, shareholder dividends and share repurchases with existing cash balances, cash generated from operating activities and the use of its credit facilities.

The table below sets out the principal components of cash flow for the year to 31 March 2006 and 31 March 2005 and net funds at the period end:

Year to 31 March	2006 £m	2005 £m
Operating profit before Atlas costs	165.6	161.3
Atlas costs	(11.1)	-
Operating profit	154.5	161.3
Depreciation and related charges	24.9	24.4
Profit on disposal of fixed assets	(1.6)	(1.1)
Charges in respect of employee share incentive schemes	7.4	9.5
Increase in stocks	(17.8)	(12.9)
Decrease/(Increase) in debtors	2.2	(7.3)
(Decrease)/Increase in creditors	(21.2)	1.5
Cash generated from operations	148.4	175.4
Net interest received	1.6	4.7
Taxation paid	(43.6)	(49.5)
Capital expenditure	(30.7)	(37.2)
Property sale proceeds	3.6	3.1
Net acquisition related payments	(23.6)	-
Net sale/(purchase) of shares by ESOPs	2.4	(6.9)
Issue of ordinary share capital	3.7	4.4
Share repurchases	(191.6)	(58.4)
Equity dividends paid	(32.8)	(24.9)
Movement in net funds resulting from cash flows	(162.6)	10.7

Exchange gains	5.2	1.3
Movement in net funds	(157.4)	12.0
Net funds at end of period	12.5	169.9

Net cash generated from operating activities was £148.4m compared to £175.4m in the prior period. Stock levels increased £17.8m, resulting from growth of the business and expansion of the Group's retail network. The £2.2 million decrease in debtors reflects seasonal growth of trade debtors offset by the change in business structure resulting from the Spain and Taiwan conversions. The £21.2m decrease in creditors includes payments of profit related fees in respect of prior acquisitions and the settlement prior to demerger of amounts outstanding with GUS plc.

Capital expenditures of £30.7m included net purchases of fixed assets of £26.8m relating primarily to continued investment in the Group's retail operations and infrastructure, and Project Atlas investment of £3.9m. Proceeds from the sale of certain surplus properties during the year amounted to £3.6m. Net acquisition related payments comprised £19.2m deferred consideration with respect to a previous acquisition and £4.4m as partial consideration for the acquisition of Burberry's distributors in Taiwan.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales.

In connection with share option awards, the Group sold £2.4m (2004/05: £1.8m) of equity from its Employee Share Ownership Trusts and received £3.7m (2004/05: £4.4m) from the issue of new shares following the exercise of share-based options.

Consistent with the £250m share repurchase programme announced in November 2004, Burberry commenced the repurchase of shares in January 2005. In the year to March 2006 the Group repurchased 45.9m shares for a total cost of £191.6m. Total purchases under the repurchase programme since January 2005 amounted to £250m.

The Group paid an interim dividend of 2.5p per share on 2 February 2006. A final dividend of 5.5p per share is proposed, payable August 2006. As proposed the total dividend for 2005/06 would increase 23% to 8.0p per share (£35.6 million aggregate amount).

Group Income Statement

	Note	Year to 31 March 2006(1) £m	Year to 31 March 2005(2) £m
Turnover	4	742.9	715.5
Cost of sales		(296.8)	(291.3)
Gross profit		446.1	424.2
Net operating expenses	5	(291.6)	(262.9)
Operating profit		154.5	161.3
Financing			
Interest receivable and similar income	7	4.3	5.5
Interest payable and similar charges	7	(1.8)	(0.6)

Net finance income	4,7	2.5	4.9
Profit before taxation	4,6	157.0	166.2
Taxation	8	(50.6)	(54.3)
Attributable profit for the year		106.4	111.9

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

Pence per share			
Earnings			
- basic	9	22.9p	22.7p
- diluted	9	22.3p	22.2p
Dividends			
Dividend per share - interim	10	2.5p	2.0p
Dividend per share - proposed final (not recognised as a liability at 31 March)	10	5.5p	4.5p
Non-GAAP measures		£m	£m
Reconciliation to adjusted operating profit			
Operating profit		154.5	161.3
Atlas costs	5	11.1	-
Operating profit before Atlas costs		165.6	161.3
Pence per share			
Earnings per share before Atlas costs			
- basic	9	24.7p	22.7p
- diluted	9	24.1p	22.2p

(1) Reflects the adoption of IAS 32 and IAS 39

(2) Does not reflect the adoption of IAS 32 and IAS 39

Group Statement of Recognised Income and Expense

	Note	Year to 31 March 2006 (1) £m	Year to 31 March 2005 (2) £m
Attributable profit for the year		106.4	111.9
Cash flow hedges	21	(3.8)	-
Currency translation differences	21	15.6	5.5
Net actuarial gains/(losses) on defined benefit pension scheme	21	0.7	(1.5)
Tax on items taken directly to equity	21	1.5	(0.3)
Net income recognised directly in equity		14.0	3.7
Transfers			
Transferred to income and expense on cash flow hedges net of tax	21	(0.7)	-
Taxation items transferred from equity		0.2	-
Net transfers		(0.5)	-

Net gains not recognised in income statement		13.5	3.7
Total recognised income for the year		119.9	115.6
Total impact on adoption of IAS 32 and IAS 39	3, 21	1.9	-
Total		121.8	115.6

(1) Reflects the adoption of IAS 32 and IAS 39

(2) Does not reflect the adoption of IAS 32 and IAS 39

All the recognised income and expense is attributable to the equity holders of the Company.

Group Balance Sheet

	Note	As at 31 March 2006(1) £m	As a 3 Marc 2005(2 £
ASSETS			
Non-current assets			
Intangible assets	11	135.4	125.
Property, plant and equipment	12	167.0	154.
Deferred taxation assets	13	16.6	15.
Trade and other receivables	14	4.2	1.
Income tax recoverable		-	0.
		323.2	296.
Current assets			
Stock	15	124.2	102.
Trade and other receivables	14	108.0	112.
Derivative financial assets	26	2.8	
Income tax recoverable		0.2	3.
Cash and cash equivalents	16	113.7	169.
		348.9	387.
Non-current assets classified as held for sale	17	-	1.
		348.9	388.
Total assets		672.1	685.
LIABILITIES			
Non-current liabilities			
Long term liabilities	18	(14.6)	(14.8
Deferred taxation liabilities	13	(10.5)	(13.0
Retirement benefit obligations	30	(1.8)	(2.1
Provisions for liabilities and charges	19	(2.8)	(2.9
		(29.7)	(32.8
Current liabilities			
Bank overdrafts and borrowings	27	(101.2)	
Derivative financial liabilities	26	(2.1)	
Trade and other payables	20	(126.9)	(160.6
Income tax liabilities		(25.6)	(19.9

		(255.8)	(180.5
Total liabilities		(285.5)	(213.3
Net assets		386.6	472.
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	21	0.2	1.
Share premium	21	151.8	136.
Capital reserve	21	25.8	24.
Hedging reserve	21	(0.2)	
Foreign currency translation reserve	21	21.2	5.
Retained earnings	21	187.8	304.
Total equity		386.6	472.

(1) Reflects the adoption of IAS 32 and IAS 39

(2) Does not reflect the adoption of IAS 32 and IAS 39

Approved by the Board on 24 May 2006 and signed on its behalf by:

John Peace Stacey Cartwright
Chairman Chief Financial Officer

Group Cash Flow Statement

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Cash flows from operating activities		
Operating profit	154.5	161.3
Depreciation, impairment and intangible amortisation charges	24.9	24.4
Profit on disposal of property, plant and equipment	(1.6)	(1.1)
Charges in respect of employee share incentive schemes	7.4	9.5
Increase in stocks	(17.8)	(12.9)
Decrease/(increase) in debtors	2.2	(7.3)
(Decrease)/increase in creditors	(21.2)	1.5
Cash generated from operations	148.4	175.4
Taxation paid	(43.6)	(49.5)
Net cash inflow from operating activities	104.8	125.9
Cash flows from investing activities		
Purchase of tangible and intangible fixed assets	(30.7)	(37.2)
Proceeds from sale of property, plant and equipment	3.6	3.1
Payment of deferred consideration	(19.2)	-
Acquisition of subsidiary	(4.4)	-
Net cash outflow from investing activities	(50.7)	(34.1)
Cash flows from financing activities		
Interest received	3.0	5.3
Interest paid	(1.4)	(0.6)
Equity dividends paid	(32.8)	(24.9)
Issue of Ordinary Share capital	3.7	4.4

Purchase of shares through share buy back	(191.6)	(58.4)
Purchase of own shares by ESOPs	-	(8.7)
Sale of own shares by ESOPs	2.4	1.8
Draw down on loan facility	50.0	-
Net cash outflow from financing activities	(166.7)	(81.1)
Net (decrease)/increase in cash and cash equivalents	(112.6)	10.7
Effect of exchange rate changes on opening balances	5.2	1.3
Cash and cash equivalents at beginning of period	169.9	157.9
Cash and cash equivalents at end of period	62.5	169.9

Analysis of cash and cash equivalents

	As at 31 March 2006 £m	As at 31 March 2005 £m
Cash	70.2	62.4
Short term deposits	43.5	107.5
Cash and cash equivalents as per the balance sheet	113.7	169.9
Bank overdrafts as per the balance sheet	(51.2)	-
Cash and cash equivalents per the cash flow statement	62.5	169.9

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise Burberry Group, are owned by Burberry Group plc ("the Company") directly or indirectly.

Under European Union (EU) legislation, it is mandatory for EU listed companies to report under International Financial Reporting Standards (IFRS), for financial years commencing after 1 January 2005. Accordingly, the consolidated financial statements for the year to 31 March 2006 have been prepared in accordance with IFRS as adopted by the European Union and IFRS issued by the IASB, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. All IFRS issued by the IASB and effective at the time of preparing these consolidated financial statements have been adopted by the EU through the endorsement procedure established by the European Commission. Since the Group is not affected by the provisions regarding portfolio hedging which are not required by the EU-endorsed version of IAS 39, the accompanying financial statements comply with both IFRS as adopted by the EU and IFRS issued by the IASB. The Group had previously reported under UK GAAP.

The results to 31 March 2005 have been restated from UK GAAP to IFRS using the same accounting policies as those used for the results to 31 March 2006, other than as described in note 3 - Changes in accounting policies and presentation. The principal adjustments that were required by Burberry Group on conversion to IFRS are set out in note 32 - Transition to IFRS.

Burberry has adopted early IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The following IFRSs, International Financial reporting and Interpretations Committee requirements (IFRICs) and amendments thereto have been adopted earlier than required:

- December 2004 amendment to IAS 19 Employment Benefits permitting the recognition of actuarial gains and losses directly in equity (from 1 April 2005);

- April 2005 amendment to IAS 39 Financial instruments: Recognition and Measurement concerning cash flow hedges of forecast intra-group transactions (from 1 April 2005); and

- June 2005 amendment to IAS 39 concerning the fair value option (from 1 June 2005).

The following IFRS and IFRICs have been issued but have not been adopted early by the Group:

IFRIC4 - Determining whether an arrangement contains a lease (effective from 1 April 2006) requires the determination of whether an arrangement contains a lease.

IFRIC7 - Applying the restatement approach (effective from 1 April 2006) provides guidance on hyperinflation accounting.

IFRS7 - Financial instruments: Disclosures (effective from 1 April 2007) introduces new disclosures for financial instruments. It replaces disclosure requirements in IAS 32 Financial Instruments: Disclosure and presentation.

The impact of these IFRS and IFRICs on the Group's financial statements is currently being assessed.

The parent Company has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent Company, have been prepared in accordance with UK GAAP.

These consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

Basis of consolidation

The Group's annual financial statements comprise those of the parent company and its subsidiaries, presented as a single economic entity. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

The effects of intra-group transactions are eliminated in preparing the Group financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

Key sources of estimation uncertainty

Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the

reported revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from actual circumstances, the original estimate and assumptions will be modified as appropriate in the period in which the circumstances change.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Such estimates include, but are not limited to goodwill and asset impairment, stock provisioning, income and deferred tax, these are discussed below.

Impairment of goodwill

The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value.

Impairment of assets

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

Stock provisioning

The Group manufactures and sells luxury goods and is subject to changing consumer demands and fashions trends. As a result, it is necessary to consider the recoverability of the cost of stocks and the associated provisioning required. Stock provisioning is based on the method in which excess stocks can be disposed.

Income and deferred taxes

The Group is subject to income taxes in numerous jurisdictions. Judgment is required in determining the provision for income taxes in each territory. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions and assets in the period to which such determination is made.

2 Accounting policies

The consolidated financial information of Burberry Group plc and all its subsidiaries have been prepared in accordance with IFRS.

The principle accounting policies of the Group are:

a) Turnover

Turnover, which is stated excluding Value Added Tax and other sales related taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, as this reflects the transference of risks and rewards of ownership, with provisions made for expected returns and allowances. Provisions for returns are calculated based on historical return levels. Retail sales, returns and allowances are reflected at the dates of transactions with customers, in addition provisions are made for expected returns. Royalties receivable from licensees are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

b) Share schemes

Incentive plans

The cost of the share incentives received by employees (including directors) is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes Option Pricing Model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives are recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

c) Operating leases

Burberry Group is a lessee of property. Gross rental expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

Lease premiums and incentives

Amounts paid to acquire the rights to a lease ("Lease premiums") are written off in equal annual instalments over the life of the lease contract. Lease incentives, typically rent free periods and capital contributions, are recognised over the full term of the lease.

d) Dividend distribution

Dividend distributions to Burberry Group plc's Shareholders are recognised as a liability in the period in which the dividends are approved by the Shareholders for the final dividend or paid in respect of the interim dividend.

e) Pension costs

Prior to the demerger of the Group from GUS plc on 13 December 2005, it was agreed that existing employees of members of the Burberry Group who were participating in the GUS defined benefit pension scheme would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When eventual withdrawal of members of the Burberry Group from the GUS pension scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

The pension costs in these consolidated financial statements are determined in accordance with IAS 19 "Employee Benefits".

Defined benefit schemes

Eligible employees of Burberry Group participate in a number of defined benefit schemes throughout the world; the principal defined benefit scheme is in the UK. The assets covering this arrangement are held in independently administered funds.

The cost of providing defined benefit schemes to participating Burberry employees is charged to the income statement over the anticipated period of employment.

The asset or liability recognised in the balance sheet, in respect of defined benefit schemes, represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs.

Actuarial gains and losses are recognised directly to equity through the Group Statement of Recognised Income and Expense.

Defined contribution schemes

Burberry Group eligible employees also participate in defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the income statement and comprises the amount of contributions payable to the schemes in respect of the year.

f) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Prior to 31 March 2004, goodwill was held at cost less accumulated amortisation. Goodwill was assigned a finite useful economic life, not exceeding 20 years, and was amortised in equal annual instalments. Upon transition to IFRS on 1 April 2004, goodwill was assigned an indefinite useful economic life in accordance

with IFRS 3 "Business Combinations", and it ceased to be amortised.

Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Computer software

The cost of acquiring computer software (including licences and separately identifiable external development costs) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to five years.

g) Property, plant and equipment

Property, plant and equipment is stated at cost or deemed cost, based on historical revalued amounts, less accumulated depreciation and provision to reflect any impairment in value.

Depreciation

Depreciation of property, plant and equipment is calculated to write off the cost or deemed cost, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds - less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 - 8 years
Retail fixtures and fittings	2 - 5 years
Office equipment	5 years
Computer equipment	Up to 5 years

Impairment

Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of an item of property, plant or equipment is not fully recoverable.

Profit/loss on disposal of property, plant and equipment

Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

h) Non-current assets held for sale

A non-current asset is classified as held for sale, when its carrying value will be recovered principally through sale. Non-current assets held for sale are carried at the lower of cost or fair value less costs to sell and are not depreciated.

i) Impairment of assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

j) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

k) Taxation including deferred tax

The income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is exempt from deferred tax. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

l) Share capital

Ordinary Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

m) Financial instruments

A financial instrument is initially recognised at fair value on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. A financial asset is no longer recognised when, the contractual rights to the cash flow expire or substantially all risks and rewards of the asset are transferred. A financial liability is no longer recognised, when the obligation specified in the contract is discharged, cancelled or expires.

The Group's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and derivative instruments, the accounting for which is explained below.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short term deposits with an original maturity date of three months or less, held with banks, liquidity funds as well as bank overdrafts. Bank overdrafts are recorded under current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables arise when the Group provides money, goods or services directly to a third party with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables

Trade and other payables arise when the Group acquires money, goods or services directly from a creditor with no intention of trading the payable. They are included in current liabilities, except for maturities greater than 12 months after the balance sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Derivative instruments

Burberry Group uses derivative financial instruments to hedge its exposure to

fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge highly probable future royalty receivables and product purchases.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) classified as held for trading.

The gain or loss on fair value hedges is taken to the income statement, along with the gain or loss on the hedged item for the hedged risk.

The portion of the gain or loss on cash flow hedges determined to be effective, is initially taken to the hedging reserve within equity. The ineffective portion of the gain or loss is recognised to the income statement when required. The amount recognised directly to equity is released to the income statement, when the underlying transaction affects the income statement. If it is expected that all or a portion of a loss recognised directly in equity will not be recovered in one or more future periods or the hedge is no longer expected to occur the amount that is not expected to be recovered will be reclassified to the income statement.

If a derivative instrument is not designated as a hedge, the gain or loss on revaluation is taken to the income statement.

n) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Transactions in foreign currencies

Transactions denominated in foreign currencies within each entity in the Group, are translated into the functional currency at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into the functional currency at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are taken to the income statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

Translation of the results of overseas businesses

The results of overseas subsidiaries are translated into the Group's

presentation currency of Sterling at the weighted average exchange rate for the year according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity and are reported in the consolidated statement of changes in equity. The principal exchange rates used were as follows:

	Average	
	Year to 31 March 2006	Year to 31 March 2005
Euro	1.46	1.47
US dollar	1.79	1.85
Hong Kong dollar	13.77	14.40
Korean won	1,796.97	2,040.52

	Closing	
	As at 31 March 2006	As 31 Ma 2
Euro	1.43	1
US dollar	1.74	1
Hong Kong dollar	13.48	14
Korean won	1,687.95	1,920

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 190.3: £1 in the year to 31 March 2006 (2005: Yen 184.3: £1).

3. Changes in accounting policies and presentation

The results for the year to 31 March 2006 have incorporated the impact of the adoption of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement".

Impact of the adoption of IAS 32 and IAS 39

IFRS 1 "First time adoption of IFRS" allows an entity, for financial instruments, to produce comparative information, under previous UK GAAP. However, for the first IFRS reporting period, being 31 March 2006, the adjustment between the balance sheet at the comparative period's reporting date (under the previous GAAP) and the balance sheet at the start of the first IFRS reporting period must be accounted for as a change in accounting policy.

The Group has taken advantage of this exemption and has adopted IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 " Financial Instruments: Recognition and Measurement" with effect from 1 April 2005. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impact of the adoption of IAS 32 and IAS 39 on the Group's financial statements relates to the classification of redeemable preference shares and the recognition of derivative financial instruments.

The adjustments to the opening balance sheet at 1 April 2005 are shown in the table below, only those line items that have been impacted are shown:

	Opening balance sheet under IFRS	Effect of adopti IAS 32 and IAS
	£m	Reclassification Rem £m
Current assets		
Trade and other receivables	112.2	(0.4)
Derivative financial assets	-	0.4
Current liabilities		
Derivative financial liabilities	-	-
Non-current liabilities		
Long term liabilities	(14.8)	(0.8)
Deferred tax liabilities	(13.0)	-
Impact on net assets		(0.8)
Share capital	1.1	(0.8)
Hedging reserve	-	-
Retained earnings	304.8	-
Impact on equity		(0.8)

4 Segmental analysis

(i) Primary segment - analysis by origin

The geographical segment from which the products or services are supplied to a third party or another segment defines analysis by origin. All licensing activity is recorded in Europe since the Intellectual Property of Burberry is owned by Burberry Limited, a UK based subsidiary.

(a) Turnover and profit before taxation - by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland and the UK. North America comprises operations in the USA. Asia Pacific comprises operations in Australia, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan.

Year to 31 March	Spain		Europe		North America		Asia Pacific		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	
Gross segment turnover	154.9	170.3	326.9	365.3	173.2	157.8	182.4	149.1	837.4	
Inter-segment turnover	(0.5)	(0.1)	(93.5)	(126.3)	-	-	(0.5)	(0.6)	(94.5)	(1
Turnover	154.4	170.2	233.4	239.0	173.2	157.8	181.9	148.5	742.9	

Operating profit	21.1	22.7	104.8	115.3	6.3	6.0	22.3	17.3	154.5
Net finance income									2.5
Profit before taxation									157.0
Taxation									(50.6) (
Attributable profit for the year									106.4

The results above are stated after the allocation of costs of a Group-wide nature.

(b) Other segmental items - by origin of business

	Spain		Europe		North America		Asia Pacific		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	20
	£m	£m	£m	£m	£m	£m	£m	£m	£m	
Capital expenditure	4.0	7.0	13.6	16.7	12.5	17.6	2.9	1.6	33.0	42.9
Depreciation	4.4	4.3	8.1	6.7	7.7	6.7	2.3	1.5	22.5	19
Impairment charge	-	-	0.6	3.1	0.2	0.3	-	-	0.8	3
Reversal of impairment loss	-	-	(0.4)	(0.2)	-	-	-	-	(0.4)	(0.
Amortisation										
- trademarks	-	-	0.9	0.8	-	-	-	-	0.9	0
- software	0.2	0.3	0.8	0.8	-	-	0.1	0.1	1.1	1
Other non-cash expenses										
- share based payments	1.3	2.0	2.8	3.7	1.9	2.3	1.4	1.5	7.4	9

(c) Assets and liabilities - by origin of business

As at 31 March	Spain		Europe		North America		Asia Pacific		To
	2006	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Segmental assets	103.5	112.3	142.3	129.6	145.9	121.4	28.7	19.5	420.4
Segmental liabilities	(30.9)	(36.7)	(67.5)	(79.6)	(25.5)	(19.0)	(12.8)	(12.4)	(136.7)
Net operating assets	72.6	75.6	74.8	50.0	120.4	102.4	15.9	7.1	283.7
Goodwill									121.2
Deferred consideration for acquisitions									(11.5)
Cash at bank, short term deposits, less bank overdrafts and borrowings									12.5
Taxation (including deferred taxation)									(19.3)
Net assets									386.6

(ii) Secondary segment - analysis by origin

Segment turnover and profit before taxation - by class of business (being the channels to market)

Year to 31 March	Retail		Wholesale		Total Retail and Wholesale		Licensing		Tota	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	
Gross segment turnover	318.5	265.2	437.8	498.9	756.3	764.1	81.1	78.4	837.4	
Inter-segment turnover	-	-	(94.5)	(127.0)	(94.5)	(127.0)	-	-	(94.5)	(
Turnover	318.5	265.2	343.3	371.9	661.8	637.1	81.1	78.4	742.9	
Other segmental items										
Segment assets					418.1	380.3	2.3	2.5	420.4	
Capital expenditure					33.0	42.9	-	-	33.0	

The results above are stated after the allocation of costs of a Group-wide nature.

(iii) Additional information

Analysis of turnover is shown below as additional information:

Turnover by product	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Womenswear	249.3	242.1
Menswear	206.2	194.5
Accessories (including Childrens)	203.2	197.6
Other	3.1	2.9
Wholesale and Retail	661.8	637.1
Licence	81.1	78.4
Total	742.9	715.5
Number of directly operated stores, concessions and outlets open at 31 March	260	157

Turnover by destination	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Spain	134.1	168.4
Europe	216.3	188.0

North America	180.4	165.9
Asia Pacific	201.4	186.6
Other	10.7	6.6
Total	742.9	715.5

5 Net operating expenses

	Year to 31 March 2006 £m	Year t 3 Marc 200 £
Distribution costs	(125.9)	(111.0
Administrative expenses (excluding Atlas costs)	(156.3)	(153.9
Atlas costs	(11.1)	
Property rental income under operating leases	0.1	0.
Profit on disposal of property, plant and equipment	1.6	1.
Net operating expenses	(291.6)	(262.9

Operating profit for the year to 31 March 2006 includes a charge of £11.1m (2005: £nil) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. In addition, a total of £3.9m (2005: £nil) has been spent on capitalised IT investment for Project Atlas in the year to 31 March 2006. This project is designed to create a substantially stronger platform to support the long term operations and growth of the Group. Investment in Project Atlas is expected to be around £50m over the three year period to 2007/08.

6 Profit before taxation

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of property, plant and equipment		
- within cost of sales	1.3	1.3
- within distribution costs	2.8	0.5
- within administrative expenses	18.4	17.4
Amortisation of trademarks and other intellectual property (included in administrative expenses)	2.0	2.0
Fixed asset impairment charge relating to certain retail assets	0.8	3.4
Reversal of asset impairment charge relating to certain retail assets	(0.4)	(0.2)
Profit on disposal of property, plant and equipment	(1.6)	(1.1)
Project Atlas costs	11.1	-
Employee costs (see note 29)	148.7	131.7
Operating lease rentals		
- minimum lease payments	27.7	22.0
- contingent rents	13.5	17.6
Auditor's remuneration	2.4	2.1
Net exchange loss/(gain) included in income statement	0.8	(0.7)

Auditor's remuneration is further analysed as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Audit services		
- statutory audit	0.9	0.8
- audit related services	0.1	0.3
Further assurance services	0.3	0.3
Tax services		
- compliance services	0.2	0.2
- advisory services	0.9	0.5
Total	2.4	2.1

All work performed by the external auditors is controlled by an authorisation policy agreed by the Audit Committee. The over-riding principle is the auditors are precluded from engaging in non-audit services that would compromise their independence. Non-audit services are provided by the auditors where they are best placed to provide the service due to their previous experience or market leadership in a particular area. (Further assurance work includes transaction related activities and ethical audits. Tax related services includes compliance, transfer pricing, and other activities where tax advice has been provided.)

7 Net finance income

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Bank interest income	3.7	4.4
Interest income receivable from GUS related companies	0.1	0.9
Other interest income	0.5	0.2
Interest receivable and similar income	4.3	5.5
Interest on bank loans and overdrafts	(1.8)	(0.4)
Interest expense payable to GUS related companies	-	(0.2)
Interest expense and similar charges	(1.8)	(0.6)
Net finance income	2.5	4.9

8 Taxation

(i) Analysis of charge for the year recognised in the income statement

Analysis of charge for the year	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2006 at 30% (2005: 30%)	30.4	37.3

Double taxation relief	(7.1)	(7.4)
Adjustment in respect of prior years	0.4	1.2
	23.7	31.1
Foreign tax		
Current tax on income for the year	28.3	21.0
Adjustments in respect of prior years	1.4	(1.1)
Total current tax	53.4	51.0
Deferred tax		
UK deferred tax		
Origination and reversal of temporary differences	0.2	0.9
Adjustments in respect of prior years	0.7	(0.3)
	0.9	0.6
Foreign deferred tax		
Origination and reversal of temporary differences	(1.9)	1.5
Adjustments in respect of prior years	(1.8)	1.2
Total deferred tax	(2.8)	3.3
Tax on profit	50.6	54.3

(ii) Analysis of charge for the year recognised in equity

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current tax		
Current tax charge/(credit) on share options (retained earnings)	(0.6)	-
Current tax charge/(credit) on exchange differences on loans (translation reserve)	(0.2)	(0.1)
Total current tax recognised in equity	(0.8)	(0.1)
Deferred tax		
Deferred tax charge/(credit) on cash flow hedges recognised directly to equity (hedging reserve)	(1.5)	-
Deferred tax charge/(credit) on cash flow hedges settled during the year (hedging reserve)	(0.2)	-
Deferred tax charge/(credit) on share options (retained earnings)	(2.0)	(0.8)
Deferred tax charge/(credit) on actuarial gains/losses recognised during the year (retained earnings)	0.2	0.2
Total deferred tax charge/(credit) recognised in equity	(3.5)	(0.6)

The tax rate applicable on profit varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March	Year to 31 March

	2006 £m	2005 £m
Tax at 30% on profit before taxation	47.1	49.9
Rate adjustments relating to overseas profits	(0.9)	0.2
Permanent differences	3.6	2.3
Tax losses utilised	-	(0.1)
Tax losses for which no deferred tax recognised	-	(0.1)
Adjustments in respect of prior years	0.8	1.5
Other	-	0.6
Total taxation	50.6	54.3

A review is currently under way with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and USA. As part of the agreements with GUS plc (Burberry Group's former parent company), certain tax liabilities, which arise and relate to matters prior to 31 March 2002 will be met by GUS plc. From 1 April 2002, any liability will be due from Burberry Group. No corporation tax provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

9 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of Ordinary Shares in issue during the year. Basic and diluted earnings per share before Atlas costs are also disclosed to indicate the underlying profitability of Burberry Group.

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Attributable profit for the year before Atlas costs	114.8	111.9
Effect of Atlas costs (after taxation)	(8.4)	-
Attributable profit for the year	106.4	111.9

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the year, excluding Ordinary Shares held in Burberry Group's ESOPs.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the year. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Year to 31 March 2006 Millions	Year t 31 Marc 200 Million
Weighted average number of Ordinary Shares in issue during the year	464.4	494.
Dilutive effect of the share incentive schemes	13.2	10.
Diluted weighted average number of Ordinary Shares in issue during the year	477.6	504.

Basic earnings per share

	Year to 31 March 2006 Pence	Year to 31 March 2005 Pence
Basic earnings per share before Atlas costs	24.7	22.7
Effect of Atlas costs	(1.8)	-
Basic earnings per share	22.9	22.7

Diluted earnings per share

	Year to 31 March 2006 Pence	Year to 31 March 2005 Pence
Diluted earnings per share before Atlas costs	24.1	22.2
Effect of Atlas costs	(1.8)	-
Diluted earnings per share	22.3	22.2

10 Dividends

Ordinary dividends (Equity)

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Prior year final dividend paid (4.5p per share (2005: 3.0p))		
- GUS group	14.2	9.9
- other Shareholders	7.3	5.0
Interim dividend paid (2.5p per share (2005: 2.0p))		
- GUS group	-	6.6
- other Shareholders	11.3	3.4
Total	32.8	24.9

A final dividend in respect of the year to 31 March 2006 of 5.5p (2005: 4.5p) per share, amounting to £24.3m (2005: £21.7m), has been proposed for approval by the Shareholders at the AGM subsequent to the balance sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 3 August 2006 to Shareholders on the register at the close of business on 6 July 2006.

11 Intangible assets

Cost	Goodwill £m	Trademarks and trading licences £m	Computer Software £m	Total £m

As at 1 April 2004	110.6	11.4	5.1	127.1
Effect of foreign exchange rate changes	3.4	0.3	0.1	3.8
Additions	-	0.1	1.0	1.1
Disposals	-	-	(1.1)	(1.1)
Reclassifications	-	-	0.1	0.1
As at 31 March 2005	114.0	11.8	5.2	131.0
Effect of foreign exchange rate changes	3.3	0.1	-	3.4
Additions	3.9	0.1	4.9	8.9
As at 31 March 2006	121.2	12.0	10.1	143.3
Accumulated amortisation				
As at 1 April 2004	-	1.5	3.3	4.8
Effect of foreign exchange rate changes	-	-	0.1	0.1
Charge for the year	-	0.8	1.2	2.0
Disposals	-	-	(1.1)	(1.1)
As at 31 March 2005	-	2.3	3.5	5.8
Effect of foreign exchange rate changes	-	-	0.1	0.1
Charge for the year	-	0.9	1.1	2.0
As at 31 March 2006	-	3.2	4.7	7.9
Net book value				
As at 31 March 2006	121.2	8.8	5.4	135.4
As at 31 March 2005	114.0	9.5	1.7	125.2

Impairment testing of goodwill

The cash generating units which have the most significant carrying values of goodwill allocated to them are Spain and Korea. The carrying value of the goodwill allocated to these cash generating units is:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Spain	89.1	87.9
Korea	23.1	21.9
Other	9.0	4.2
Total	121.2	114.0

At 31 March 2006 no impairment loss was recognised (2005: nil), as the recoverable amount of the goodwill for each cash generating unit exceeded its carrying value.

Spain

The recoverable amount for Spain has been determined based on value in use. The value in use calculation was performed using pre-tax cash flow projections for the next three years based on financial plans approved by management. These cash flows were discounted at a rate of 12% (2005: 12%), being Burberry Group's pre-tax weighted average cost of capital adjusted for certain country specific criteria. The future cash flows beyond the three year period were extrapolated using a long term growth rate of 3% (2005: 3%).

Korea

The recoverable amount for Korea was also calculated based on the value in use, using pre-tax cash flow projections for the next three years based on financial plans approved by management. The cash flows were discounted at a rate of 11% (2005: 13%), being Burberry group's pre-tax weighted average cost of capital adjusted for certain country specific criteria. The future cash flows beyond the three year period were extrapolated using a long term growth rate of 3% (2005: 3%).

12 Property, plant and equipment

Cost	Freehold land and buildings	Leasehold Improvements	Fixtures, fittings and equipment	Assets in the course of construction
	£m	£m	£m	£m
As at 1 April 2004	83.4	47.5	76.4	1.2
Effect of foreign exchange rate changes	0.1	(0.7)	0.6	(0.1)
Additions	1.2	12.3	23.6	4.7
Disposals	(1.1)	(4.6)	(7.0)	-
Reclassifications	-	1.0	0.1	(1.2)
Transfer to assets classified as held for sale	(1.6)	-	-	-
As at 31 March 2005	82.0	55.5	93.7	4.6
Effect of foreign exchange rate changes	3.7	3.8	2.9	0.2
Additions	0.1	8.7	17.0	2.2
Disposals	-	(0.3)	(2.3)	-
Reclassifications	0.3	3.7	0.3	(4.3)
Acquisition of subsidiary	-	-	0.6	-
As at 31 March 2006	86.1	71.4	112.2	2.7
Accumulated depreciation				
As at 1 April 2004	15.1	13.8	41.4	-
Effect of foreign exchange rate changes	0.1	(0.1)	0.5	-
Provided in year	2.6	2.0	14.6	-
Impairment charge on certain retail assets	-	2.2	1.0	-
Disposals	(0.2)	(4.6)	(6.6)	-
Transfer to assets classified as held for sale	(0.4)	-	-	-
As at 31 March 2005	17.2	13.3	50.9	-
Effect of foreign exchange rate changes	0.7	0.6	1.6	-
Provided in year	2.5	4.3	15.7	-
Impairment charge on certain retail assets	-	0.1	0.3	-
Disposals	-	(0.1)	(1.7)	-
Reclassifications	0.3	-	(0.3)	-
As at 31 March 2006	20.7	18.2	66.5	-
Net book amount				
As at 31 March 2006	65.4	53.2	45.7	2.7
As at 31 March 2005	64.8	42.2	42.8	4.6

During the year to 31 March 2006 the trading performance of certain European and North American retail assets which had previously been impaired were further impaired as trading conditions remained challenging. The impairment charge of £0.4m (2005: £3.2m) has been included in 'net operating expenses' in the income statement. The impairment charge was based on a review of the value of the assets in use and was based on pre-tax cash flows attributable to these assets in accordance with IAS 36. The pre-tax discount rate used in these calculations was 10%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's ten most significant freehold properties is £158m. This valuation is £96m higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes only.

13 Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and there is an intention to settle on a net basis, in addition deferred income taxes must relate to the same fiscal authority. The offset amounts are shown in the table below:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Deferred tax assets	16.6	15.0
Deferred tax liabilities	(10.5)	(13.0)
Net amount	6.1	2.0

The gross movement of the deferred tax account is as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Beginning of the year	2.0	4.6
Impact of adopting IAS 32 and IAS 39 (see note 3)	(1.5)	-
Effect of foreign exchange rate changes	(0.7)	0.4
(Charged)/credited to the income statement	2.8	(3.3)
Tax (charged)/credited to equity	3.5	0.6
Other movements	-	(0.3)
End of the year	6.1	2.0

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

	Accelerated capital allowances	Unrealised stock profit and other stock provisions	Share schemes	Derivative instruments	Unused tax losses
	£m	£m	£m	£m	£m
As at 31 March 2004	(13.3)	1.2	0.5	-	0.2
Effect of foreign exchange rate changes	0.3	0.1	-	-	-
Charged/(credited) to the income statement	(3.4)	0.1	(0.1)	-	0.5
As at 31 March 2005	(16.4)	1.4	0.4	-	0.7
Impact of adopting IAS 32 and IAS 39 (see note 3)	-	-	-	0.1	-
Effect of foreign exchange rate changes	(1.2)	0.2	-	-	-
Charged/(credited) to the income statement	1.7	0.1	(0.4)	-	(0.2)
Tax charged to equity	-	-	-	(0.1)	-
Other movements	(0.1)	0.1	-	-	0.2
As at 31 March 2006	(16.0)	1.8	-	-	0.7

Deferred tax assets

	Accelerated capital allowances	Unrealised stock profit and other stock provisions	Share schemes	Derivative instruments	Unused tax losses
	£m	£m	£m	£m	£m
As at 1 April 2004	0.3	7.5	6.5	-	0.2
Effect of foreign exchange rate changes	-	0.1	-	-	-
Charged/(credited) to the income statement	(0.2)	(1.2)	0.8	-	-
Tax charged to equity	-	-	0.8	-	-
Other movements	-	-	-	-	-
As at 31 March 2005	0.1	6.4	8.1	-	0.2
Impact of adopting IAS 32 and IAS 39 (see note 3)	-	-	-	(1.6)	-
Effect of foreign exchange rate changes	-	0.4	-	-	-
Charged/(credited) to the income statement	0.6	0.5	(1.2)	(0.2)	-
Tax charged to equity	-	-	2.0	1.8	-
Other movements	(0.6)	0.7	-	-	(0.2)
As at 31 March 2006	0.1	8.0	8.9	-	-

Deferred tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred tax assets of £5.8m (2005: £4.9m) in respect of losses amounting to £25.2m (2005: £19.6m) that can be carried forward against the future taxable income. These losses have no set

expiry date. Other deferred tax assets of £0.1m (2005: £0.1m) were not recognised in respect of temporary differences totalling £0.1m (2005: £0.3m), as it was not probable that there will be future taxable profits against which these assets can be offset.

Deferred tax has not been recognised in respect of temporary differences of £70.6m (2005: £40.8m) regarding the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested.

14 Trade and other receivables

	As at 31 March 2006 £m	As at 31 March 2005 £m
Non-current		
Deposits and prepayments	4.2	1.3
Total non-current trade and other receivables	4.2	1.3
Current		
Trade receivables	93.6	95.2
Provision for doubtful debts	(4.2)	(3.6)
Net trade receivables	89.4	91.6
Other receivables	3.1	1.5
Prepayments and accrued income	15.5	19.1
Total current trade and other receivables	108.0	112.2
Total trade receivables	112.2	113.5

The principal non-current receivables are due within five years from the balance sheet date and are not interest bearing.

15 Stock

	As at 31 March 2006 £m	As at 31 March 2005 £m
Raw materials	15.6	13.5
Work in progress	6.4	6.7
Finished goods	102.2	82.3
Total	124.2	102.5

	As at 31 March 2006 £m	As at 31 March 2005 £m
Cost of stock recognised as an expense during the year	298.9	290.3
Stock written off during the year	1.3	2.0
Reversal during the year of previous write downs of stock	(3.4)	(1.0)
Total cost of sales	296.8	291.3

The reversal during the year of a previous write down of stock was considered appropriate as a result of the change in market conditions.

16 Cash and cash equivalents

	As at 31 March 2006 £m	As at 31 March 2005 £m
Cash at bank and in hand	70.2	62.4
Short term deposits	43.5	107.5
Total	113.7	169.9

At 31 March 2006 no balances were deposited with GUS group companies (2005: £18.3m). Prior period amounts were deposited on standards commercial terms.

The effective interest rate on short term deposits was 3.4% (2005: 3.2%), these deposits have an average maturity of nine days (2005: 15 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short term deposits.

17 Non-current asset held for sale

No assets were held for sale as at 31 March 2006 (2005: £1.2m). The properties held at 31 March 2005 were sold during the year and the gain is recognised in the income statement.

18 Long term liabilities

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured		
Other creditors, accruals and deferred income	9.6	4.8
Deferred consideration for acquisition	5.0	10.0
Total	14.6	14.8

Deferred consideration due after more than one year arises from the acquisition of the trade and certain assets of the Burberry business in Korea.

Redeemable preference share capital

Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and were held by GUS group.

The redeemable preference shares had the right to a non-cumulative dividend at the rate per annum of six monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Burberry Group plc's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

Burberry Group plc repurchased the preference shares on 12 January 2006 for £1 and the balance was transferred to other reserves as a non-distributable item.

The maturity of long term liabilities, all of which do not bear interest, are as follows:

	As at 31 March 2006 £m	As at 31 March 2005 £m
Between one and two years	5.9	6.4
Between two and three years	1.4	5.3
Between three and four years	1.2	0.3
Between four and five years	0.9	0.4
Over five year	5.2	2.4
Total	14.6	14.8

19 Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2005	2.9
Charged during the year	0.6
Utilised during the year	(0.7)
As at 31 March 2006	2.8

Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised within two years.

20 Trade and other payables

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured		
Trade creditors	28.0	27.5
Trading balances owed to GUS related companies	-	6.8
Other taxes and social security costs	6.0	6.7
Other creditors	18.9	24.6
Accruals and deferred income	67.5	72.3
Deferred consideration for acquisitions	6.5	22.7
Total	126.9	160.6

Deferred consideration due within one year arises from the acquisition of the Burberry business in Korea and the Burberry Taiwan acquisition.

21 Share capital and reserves

Authorised share capital 2006

	£m	
1,999,999,998,000 (2005: 1,999,999,998,000) Ordinary Shares of 0.05p (2005: 0.05p) each	1,000.0	10
Total	1,000.0	1,0

Allotted, called up and fully paid share capital	Number	
Ordinary Shares of 0.05p (2005: 0.05p) each		
As at 1 April 2005	488,916,927	
Allotted on exercise of IPO Option Scheme awards during the year	3,664,178	
Cancelled on repurchase of own shares	(45,868,642)	(
As at 31 March 2006	446,712,463	
Redeemable preference shares of 0.05p each		
As at 1 April 2005	1,600,000,000	
Impact of adopting IAS 32 and IAS 39 (see note 3)	-	(
Shares redeemed during the year	(1,600,000,000)	
As at 31 March 2006	-	
Share capital and reserves		
As at 1 April 2005		
Impact of adopting IAS 32 and IAS 39 (see note 3)		(
Cancelled on repurchase of own shares		(
As at 31 March 2006		

Statement of changes in Shareholders' equity

	Share capital	Share premium	Hedging reserve	Foreign currency translation reserve	Capital reserve	Reta earn
	£m	£m	£m	£m	£m	
Balance as at 1 April 2004	1.1	124.7	-	-	25.1	2
Currency translation differences	-	-	-	5.5	(0.2)	
Actuarial loss on defined benefit pension scheme	-	-	-	-	-	(
Tax on items taken directly to equity	-	-	-	(0.1)	-	(
Net income recognised directly in equity	-	-	-	5.4	(0.2)	(
Attributable profit for the year	-	-	-	-	-	1
Total recognised income/ (expenses) for the year	-	-	-	5.4	(0.2)	1
Employee share option scheme						
- value of share options granted	-	-	-	-	-	
- tax on share options granted	-	-	-	-	-	
- exercise of share options	-	11.4	-	-	-	
- price differential on exercise of shares	-	-	-	-	-	(
Share buy back costs	-	-	-	-	-	(5
Purchase of own shares by ESOPs	-	-	-	-	-	(
Sale of shares by ESOPs	-	-	-	-	-	
Dividend expense for the year	-	-	-	-	-	(2

Balance as at 31 March 2005	1.1	136.1	-	5.4	24.9	3
Impact of adopting IAS 32 and IAS 39 (see note 3)	(0.8)	-	2.6	-	-	
Restated balance as at 1 April 2005	0.3	136.1	2.6	5.4	24.9	3
Cash flow hedges	-	-	(3.8)	-	-	
Currency translation differences	-	-	-	15.6	-	
Actuarial gains on defined benefit pension scheme	-	-	-	-	-	
Tax on items taken directly to equity	-	-	1.5	0.2	-	(
Net income recognised directly in equity	-	-	(2.3)	15.8	-	
Transferred to profit and loss on cash flow hedges	-	-	(0.7)	-	-	
Tax on items transferred from equity	-	-	0.2	-	-	
Attributable profit for the year	-	-	-	-	-	1
Total recognised income/ (expenses) for the year	-	-	(2.8)	15.8	-	1
Employee share option scheme						
- value of share options granted	-	-	-	-	-	
- tax on share options granted	-	-	-	-	-	
- exercise of share options	-	15.7	-	-	-	
- price differential on exercise of shares	-	-	-	-	-	(1
Share buy back costs	(0.1)	-	-	-	0.1	(19
Sale of shares by ESOPs	-	-	-	-	-	
Redemption of preference shares	-	-	-	-	0.8	
Dividend expense for the year	-	-	-	-	-	(3
Balance as at 31 March 2006	0.2	151.8	(0.2)	21.2	25.8	1

During the year to 31 March 2006, the Company repurchased and subsequently cancelled 45,868,642 Ordinary Shares, representing nine percent of the issued share capital, at a total cost of £191.6m. The nominal value of the shares was £22,934, which was transferred to a capital redemption reserve. Retained earnings were reduced by £191.6m. This amount included 870,030 Ordinary Shares purchased in the year to 31 March 2005 which were cancelled in the current year. The share repurchase programme commenced in January 2005 and since then a total of 60,584,230 Ordinary Shares have been repurchased and subsequently cancelled. This represents 12 percent of the original issued share capital at a total cost of £250m. The nominal value of the shares was £30,292 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £250m since this date.

The cost of own shares held in the Burberry Group ESOPs has been offset against retained earnings, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2006 the amounts offset against this reserve are £16.0m (2005: £19.0m).

Revaluation reserves of £23.4m (2005: £23.4m) recognised under UK GAAP have been transferred to retained earnings and are considered non-distributable. This amount will become distributable if the revalued properties are sold.

Dividend distributions are dependent on the Company's accumulated retained earnings. As at 31 March 2006 the retained earnings of the Company was £541.1m (2005: £744.5m).

The capital reserve consists of non-distributable reserves and the capital

redemption reserve arising on the purchase of own shares.

22 Financial commitments

Burberry Group has commitments relating to future minimum lease payments under non-cancellable operating leases as follows:

	As at 31 March 2006			As at 31 March 2005		
	Land and buildings	Other	Total	Land and buildings	Other	Total
	£m	£m	£m	£m	£m	£m
Amounts falling due						
Within one year	26.0	1.3	27.3	20.7	0.5	21.2
Between two and five years	80.2	1.5	81.7	64.6	0.6	65.2
After five years	112.2	2.7	114.9	91.2	-	91.2
Total	218.4	5.5	223.9	176.5	1.1	177.6

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases") have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the income statement may be materially higher than the financial commitment at the prior year end.

The total of future minimum sublease payments to be received under non-cancellable subleases at 31 March 2006 are as follows:

	As at 31 March 2006 Land and buildings	As a 31 Marc 200 Land an building
	£m	£
Amounts falling due:		
Within one year	0.1	
Between two and five years	0.4	
After five years	0.9	
Total	1.4	

Where rental agreements include a contingent rental, this contingent rent is generally calculated as a percentage of turnover. Escalation clauses increase the rental to either open market rent, a stipulated amount in the rental agreement, or by an inflationary index percentage. There are no significant restrictions imposed by these lease agreements.

23 Capital commitments

	As at 31 March 2006	As at 31 March 2005
	£m	£m
Capital commitments contracted but not provided for		
- property, plant and equipment	3.5	9.7
- intangible assets	0.1	-
Total	3.6	9.7

Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment.

24 Contingent liabilities

Since 31 March 2005 the following changes to material contingent liabilities have occurred:

The Group had received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. During the year this matter was concluded and Burberry made no payment to CCM or the liquidator in respect of this claim.

In 1994 Burberry Limited granted a licence to Safilo to manufacture and sell eyewear. The licence expired on 31 December 2005. Safilo did not accept the terms of a new licence, which Burberry offered it for a period from 1 January 2006. In October 2005, Burberry entered into an eyewear licence with Luxottica for a ten year period from 1 January 2006. Safilo had alleged in correspondence that it had a right of first refusal of any licence for eyewear from 1 January 2006. On the basis of this alleged right Safilo sought a court order requiring disclosure of the licence entered into with Luxottica. Safilo was unsuccessful in this application. Safilo has paid outstanding royalties due under its licence. If Safilo were to make any further claim for damages or otherwise in relation to this matter Burberry will continue to defend any such claim vigorously, which (on legal advice) it considers without merit.

Under the terms of a Demerger Agreement, entered into with GUS plc on 13 December 2005, Burberry continues to participate in the GUS defined benefit scheme. Under this scheme Burberry is jointly and severally liable with the other participating GUS companies for the deficit in this scheme. When Burberry leaves the scheme it will be required to pay an exit charge calculated pursuant to Section 75 of the Pensions Act. GUS plc has agreed to pay to Burberry the amount of this liability to the extent it exceeds £1.25 million.

Other material contingent liabilities reported at 31 March 2005 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

25 Acquisition of subsidiary

On 1 August 2005 the Burberry Group acquired the Burberry trade and certain assets and liabilities ("the Burberry Taiwan acquisition") from Chang's Kent Co. Limited and Ming Pu Co. Limited, which were Burberry distributors in Taiwan.

The Burberry Taiwan acquisition resulted in the acquisition of 12 retail stores and concessions for £5.9m. All assets were recognised at their respective fair values and the residual excess over the net assets acquired is recognised as goodwill in the financial statements. The fair value adjustments contain some provisional amounts which will be finalised by 31 July 2006, principally in

relation to amounts payable in terms of the earn out agreement.

Details of the net assets acquired and goodwill are as follows:

	Book value £m	Fair value adjustments £m	F va
Net assets acquired			
Property, plant and equipment	0.6	-	
Stock	1.6	(0.1)	
Trade and other receivables	0.1	-	
Trade and other payables	-	(0.2)	(
	2.3	(0.3)	

Goodwill
Total consideration

Satisfied by Cash
Deferred consideration within one year
Commission paid in January 2006
Direct costs relating to the acquisition

The acquired business contributed turnover of £10.9m and attributable profit of £0.6m to the Group for the period from 1 August 2005 to 31 March 2006.

If the acquisition had been completed on 1 April 2005, it is estimated that the impact on the Group turnover for the full year would have been £16.3m, and attributable profit would have been £0.9m.

Goodwill has arisen on the acquisition because of anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

26 Derivative financial instruments

The Group adopted IAS 32 and IAS 39 with effect from 1 April 2005 and the impact of this is shown in note 3 - Changes in accounting polices and presentation. As a result of adopting these standards on 1 April 2005 no comparatives are shown.

The Group income statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts. These can be analysed into two categories.

Cash flow hedges

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, the Group manages these exposures by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, the Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. This hedging activity involves the use of spot and forward currency instruments.

Fair value hedges

Certain intercompany loan balances are hedged using forward exchange contracts to offset any volatility in foreign currency movements and tax arising thereon. The balances are hedged up to the date of repayment.

Derivative financial assets

	As at 31 March 2006 £m	As a 3 Marc 200 £
Forward foreign exchange contracts - cash flow hedges at beginning of year	-	
Impact of adopting IAS 32 and IAS 39	5.8	
Effect of foreign exchange rate changes	0.2	
Arising during the year and taken directly to equity	2.4	
Released from equity to the income statement during the year	(6.7)	
Forward foreign exchange contracts - cash flow hedges at end of year	1.7	
Forward foreign exchange contracts - held for trading	0.6	
Equity swap contracts	0.5	
Total current position	2.8	
Cash flow hedges expected to be recognised in the year to 31 March 2007	1.7	

Derivative financial liabilities

	As at 31 March 2006 £m	As a 3 Marc 200 £
Forward foreign exchange contracts - cash flow hedges at beginning of year	-	
Impact of adopting IAS 32 and IAS 39	(1.6)	
Effect of foreign exchange rate changes	(0.2)	
Arising during the year and taken directly to equity	(4.7)	
Released from equity to the income statement during the year	4.5	
Forward foreign exchange contracts - cash flow hedges at end of year	(2.0)	
Forward foreign exchange contracts - held for trading	(0.1)	
Total current position	(2.1)	
Cash flow hedges gain expected to be recognised in the year to 31 March 2007	(2.1)	

	As at 31 March 2006 £m	As a 3 Marc 200 £
The notional principal amounts of the outstanding forward foreign exchange contracts	120.4	
The notional principal amounts of the outstanding equity swap contracts	3.7	

The movement on the non-designated hedges for the year recognised within net finance income in the income statement	0.6
The movement on the non-designated hedges for the year recognised within the translation reserve	(0.1)
Gains and losses on cash flow hedges recognised directly to the hedging reserve within equity	
Gross	(3.8)
Tax	1.5
Net	(2.3)

The current portion of the financial instruments matures at various dates within one month to one year from the balance sheet date.

27 Bank overdrafts and borrowings

	As at 31 March 2006 £m	As at 31 March 2005 £m
Unsecured		
Bank overdrafts	51.2	-
Bank borrowings	50.0	-
Total	101.2	-

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 5.3% (2005: nil).

A £200m five year multi currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. At 31 March 2006, the amount drawn down was £50m (2005:nil). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum and the borrowing matured on 27 April 2006.

28 Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, external borrowings, redeemable preference shares, deferred consideration, as well as trade debtors and creditors, arising directly from operations.

The Group's activities expose it to a variety of financial risks: market risks (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

Risk management is carried out by a central treasury department (Group treasury). Burberry Group's treasury department seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest in cash assets safely and profitably. This is done in close co-operation with the Group's operating units. Burberry Group's treasury department does not operate as a profit centre and transacts only in relation to the underlying business requirements. The policies of the Group treasury department are reviewed and approved by the Board of Directors. The Group uses derivative instruments to hedge certain risk exposures.

(i) Market Risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Burberry Group monitors the desirability of hedging the profits and the net assets of the overseas subsidiaries when translated in to Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's income statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts (see note 26). The Group's accounting policy in relation to derivative instruments are set out in note 2.

Price Risk

The Group's exposure to equity securities price risk is minimal. The Group is not exposed to commodity price risk.

(ii) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets, which comprise cash and short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counter party with a maximum exposure equal to the carrying value of these instruments. The Group has policies that limit the amount of credit exposure to any financial institution.

(iii) Liquidity Risk

The Group financial risk management policy aims to ensure that sufficient cash is maintained to meet foreseeable needs and close out market positions. Due to the dynamic nature of the underlying business, the Group treasury department aims to maintain flexibility in funding by keeping committed credit lines available. For further details of this, see note 27.

(iv) Cash flow interest rate risk

The Group's exposure to market risk for changes in interest rates, relates primarily to cash, short term deposits and external borrowings.

The external borrowings are linked to the LIBOR rate, while cash and short term borrowings are affected by local market rates around the Group. The borrowings at variable rates exposes the Group to cash flow interest rate risk.

Currently, this risk is not hedged as the risk is not considered significant. This situation is monitored by the Group treasury department.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of

Burberry Group's financial assets and financial liabilities:

	As at 31 March 2006 book and fair value £m	As at 31 March 2005 book and fair value £m
Primary financial instruments held or issued to finance the Group's operations		
Cash at bank and in hand	70.2	62.4
Short term deposits	43.5	107.5
Total financial assets	113.7	169.9
Interest bearing borrowings	(101.2)	(0.8)
Other financial liabilities	(23.9)	(40.2)
Total financial liabilities	(125.1)	(41.0)
Total net financial investments	(11.4)	128.9

The fair values of the trade receivables and payables are the same as their carrying values.

	2006 £m	2005 £m
Derivative financial instruments held to manage the currency profile		
Forward foreign currency contracts		
- book value	0.7	-
- fair value	0.7	4.2

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short term deposits, borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and market rates after discounting using the prevailing interest rates at the time.

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group's financial assets by currency is as follows:

Currency	Cash at bank and in hand	Short term deposits	Tota
	£m	£m	£
As at 31 March 2006			
Sterling	5.5	5.0	10.
US dollar	14.4	0.4	14.
Euro	37.6	14.0	51.
Other currencies	12.7	24.1	36.
Total	70.2	43.5	113.
Floating rate assets	56.4	43.5	99.
Balances for which no interest is paid	13.8	-	13.
As at 31 March 2005			
Sterling	6.4	63.0	69.
US dollar	14.1	2.4	16.
Euro	22.0	34.8	56.
Other currencies	19.9	7.3	27.
Total	62.4	107.5	169.
Floating rate assets	47.7	107.5	155.
Balances for which no interest is paid	14.7	-	14.

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £3.8m (2005: £0.7m), Euros £0.2m (2005: £1.8m) and Hong Kong dollars £2.2m (2005: £5.2m), Singapore dollars £3.3m (2005: £1.9m), Japanese Yen £3.9m (2005: £ 5.1m) and Malaysian Ringgit £0.4m (2005: nil). These amounts arise principally due to the timing of transactions.

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency is as follows:

Currency	Floating rate financial liabilities	Financia liabilitie on which n interest i payabl
	£m	£
As at 31 March 2006		
Sterling	50.0	16.
US dollar	-	5.
Euro	27.7	1.
Other currencies	23.5	0.
Total	101.2	23.
As at 31 March 2005		
Sterling	0.8	20.
US dollar	-	3.
Euro	-	15.
Other currencies	-	0.

Total	0.8	40.

The floating rate financial liabilities at 31 March 2006 and 2005 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2006 and 2005 include overdraft balances of £51.2m (2005: £0.8m). In addition, preference shares of a total value of £0.8m were in existence as at 31 March 2005. Refer to note 18 for further details regarding the preference shares.

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals, are as follows:

As at 31 March 2006	Debt	Non-equity shares	Deferred consideration	li
	£m	£m	£m	
In one year or less, or on demand	101.2	-	6.5	
In more than one year but not more than two years	-	-	5.0	
In more than two years but not more than three years	-	-	-	
In more than three years but not more than four years	-	-	-	
In more than four years but not more than five years	-	-	-	
In more than five years	-	-	-	
Total	101.2	-	11.5	

As at 31 March 2005	Debt	Non-equity shares	Deferred consideration	li
	£m	£m	£m	
In one year or less, or on demand	-	-	22.7	
In more than one year but not more than two years	-	-	-	
In more than two years but not more than three years	-	0.8	10.0	
In more than three years but not more than four years	-	-	-	
In more than four years but not more than five years	-	-	-	
In more than five years	-	-	-	
Total	-	0.8	32.7	

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 18 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities £6.3m (2005: £4.2m), and property related accruals £1.2m (2005: nil) which are included in other creditors falling due after more than one year, and provisions for certain property obligations £2.8m (2005: £2.9m), which are included in

provisions.

(d) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account.

	Net foreign currency monetary ass (liabilities)			
Functional currency of operation	Sterling	US dollar	Euro	Other currencies
	£m	£m	£m	£m
As at 31 March 2006				
Sterling	-	0.3	8.6	(0.1)
Other currencies	(1.3)	(0.2)	(0.1)	-
Total	(1.3)	0.1	8.5	(0.1)
As at 31 March 2005				
Sterling	-	0.3	-	0.9
Euro	0.4	0.3	-	-
Other currencies	4.3	2.8	-	-
Total	4.7	3.4	-	0.9

MORE TO FOLLOW

Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	12:37 19-May-06
Number	2751D

Burberry Group plc ("the Company")

19 May 2006

The Company announces that on 18 May 2006, it received two notifications pursuant to section 198 of the Companies Act 1985 stating that;

a) as at 12 May 2006, Barclays PLC, through a number of its legal entities ("Barclays"), had an interest in 13,827,191 ordinary shares of 0.05p each in the capital of the Company (being 3.09% of the Company's issued ordinary share capital); and

b) as at 15 May 2006, Barclays ceased to have a notifiable interest in the Company's ordinary shares.

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	18:00 10-May-06
Number	7844C

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. & affiliates (including Franklin Mutual Advisers, LLC & Templeton Worldwide, Inc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	135,800
JPMorgan Chase Bank, London	14,251,504
Euroclear, Bruxelles	4,883
HSBC Bank Plc, London	134,212
Mellon Bank NA, London	889,330
Northern Trust Company, London	286,340
Royal Trust Corp. of Canada, London	148,390
State Street Bank, London	2,497,560

5. Number of shares / amount of stock acquired

Not advised

6. Percentage of issued class

Not advised

7. Number of shares / amount of stock disposed

Not advised

8. Percentage of issued class

Not advised

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

9 May 2006

12. Total holding following this notification

18,348,019 (as at 9 May 2006)

13. Total percentage holding of issued class following this notification

4.1072%

14. Any additional information

Not advised

15. Name of contact and telephone number for queries

Raj Bhasin 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Deputy Company Secretary

Date of notification

10 May 2006

END

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